4-30-01

MANUALLY SIGNED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2002

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

Brilliance China Automotive Holdings Limited (the "Registrant") is furnishing under the cover of Form 6-K an Annual Report of the Registrant for the year ended December 31, 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive
Holdings Limited

Dated: May 3, 2002

By: /s/ Xiaoan Wu
Name: Xiaoan Wu
Title: Executive Vice President and
Chief Financial Officer



BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED





Annual Report 2001

Contents

Corporate Information	2
Financial Highlights	3
Notice of Annual General Meeting	4
Chairman's Statement	8
Management's Discussion and Analysis	10
Directors and Senior Management	11
Report of Directors	13
Auditors' Report	21
Consolidated Income Statement	23
Balance Sheets	24
Consolidated Cash Flow Statement	26
Notes to the Financial Statements	27

Corporate Information

BOARD OF DIRECTORS

Mr. Yang Rong *(Chairman)*
Mr. Wu Xiao An *(Vice Chairman)*
Mr. Su Qiang
Mr. Hong Xing
Mr. Yang Mao Zeng
Mr. He Tao
Mr. Wei Sheng Hong*
Mr. Huang Anjiang*
Mr. Yi Min Li*

* *independent non-executive director*

AUTHORISED REPRESENTATIVES

Mr. Yang Rong
Mr. Wu Xiao An

COMPANY SECRETARY

Mr. Hong Xing

REGISTERED OFFICE

Cedar House, 41 Cedar Avenue
Hamilton HM12
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Suites 2303–06, 23rd Floor
Great Eagle Centre
23 Harbour Road, Wanchai
Hong Kong

AUDITORS

Arthur Andersen & Co
Certified Public Accountants
21st Floor, Edinburgh Tower
The Landmark
15 Queen's Road, Central
Hong Kong

PRINCIPAL BANKERS

Bank of Communications, Hong Kong Branch

NEW YORK DEPOSITARY, TRANSFER AGENT AND REGISTRAR

The Bank of New York
620 Avenue of the Americas
6th Floor
New York, N.Y. 10011
U.S.A.

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Central Registration Hong Kong Limited
Rooms 1901–1905, Hopewell Centre
183 Queen's Road East
Hong Kong

LEGAL ADVISORS TO THE COMPANY

Shearman & Sterling
Appleby Spurling & Kempe
Preston Gates Ellis

INVESTOR RELATIONS

Weber Shandwick Worldwide (HK) Ltd.
18th Floor, Dina House
Ruttonjee Centre
11 Duddell Street, Central
Hong Kong

Financial Highlights

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE GROUP

	Year Ended and as of December 31,				
	2001	**2000**	**1999**	**1998**	**1997**
	RMB	RMB	RMB	RMB	RMB
	(Amounts in thousands except earnings per share)				
Income Statement Data:					
Sales	6,218,436	6,306,430	4,351,169	3,227,324	2,431,693
Cost of sales	(4,307,988)	(4,436,155)	(2,866,202)	(2,179,866)	(1,763,374)
Selling and administrative expenses	(657,931)	(575,657)	(505,773)	(415,743)	(311,808)
Net Profit	900,269	958,629	645,425	307,991	172,091
Basic earnings per share	RMB0.2548	RMB0.3042	RMB0.2394	RMB0.1181	RMB0.0660
Balance Sheet Data:					
Total assets	11,676,823	10,537,104	7,021,145	3,452,653	2,400,162
Current assets	6,127,118	6,076,716	4,782,337	2,148,902	1,682,336
Current liabilities	5,741,741	6,177,693	3,568,580	1,479,240	710,093
Shareholders' equity	5,412,703	3,831,474	2,537,334	1,248,618	952,146

Notes:

1. The Consolidated Income Statements for the years ended December 31, 2001 and 2000 are set out on page 23. The Income Statement Data for the years ended December 31, 1999, 1998 and 1997 are derived from the historical financial statements of the Group.

2. The Consolidated Balance Sheets as of December 31, 2001 and 2000 are set out on page 24 to 25. The Balance Sheet Data as of December 31, 1999, 1998 and 1997 are derived from the historical financial statements of the Group.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Friday, June 28, 2002 at 9:00 a.m. for the following purposes:

1. To receive and consider the audited consolidated financial statements and the reports of directors and auditors of the Company for the year ended December 31, 2001;

2. To consider and approve a final dividend for the year ended December 31, 2001;

3. To re-elect directors and to authorise the board of directors to fix their remuneration;

4. To authorise the board of directors to appoint auditors and to fix their remuneration; and

5. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

A "**THAT**:

(a) subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue or deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants or similar rights to subscribe for any shares or convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription rights or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company and from time to time outstanding, (iii) the exercise of any option granted under the share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares of the Company in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company in force from time to time; shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval be limited accordingly; and

(d) for the purpose of this resolution;

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

"Rights Issue" means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangement as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or such stock exchange in, any territory outside Hong Kong)."

B. "**THAT**:

(a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to purchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other exchange on which the securities of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognized Stock Exchange"), subject to and in accordance with all applicable laws and regulations of Bermuda, bye-laws of the Company and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other Recognized Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval be limited accordingly; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT**, subject to the passing of resolutions numbered 4A and 4B, the aggregate nominal amount of the share capital of the Company which are to be purchased by the Company pursuant to the authority granted to the directors of the Company mentioned in resolution numbered 4B shall be added to the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to resolution numbered 4A above, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution."

By order of the Board
Brilliance China Automotive Holdings Limited
Yang Rong
Chairman

Hong Kong, April 25, 2002

Head office and principal place of business:
Suites 2303–06
23rd Floor
Great Eagle Centre
23 Harbour Road, Wanchai
Hong Kong

Notes:

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a member being a corporation, by its duly authorized representative) or by proxy. A member may appoint more than one proxy to attend on the same occasion. A proxy need not be a member of the Company. A form of proxy for use at the meeting is enclosed herewith.

2. To be valid, the form of proxy together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power attorney or authority must be delivered to the Company's branch registrar in Hong Kong, Central Registration Hong Kong Limited, at Room 1901–1905, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

3. Completion and return of the form of proxy will not preclude members from attending and voting at the Annual General Meeting.

4. The Hong Kong branch register of members of the Company will be closed from Tuesday, June 25, 2002 to Thursday, June 27, 2002, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms must be lodged with the Company's branch registrar in Hong Kong, Central Registration Hong Kong Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:00 p.m. on Monday, June 24, 2002.

Chairman's Statement



RONG YANG
Chairman, President and Chief Executive Officer

Dear Shareholders:

In this challenging year of 2001, we have still achieved a 5.0% increase in unit sales volume. We have maintained our leadership position in the Chinese minibus market despite unprecedented competition, both foreign and domestic. Due to our long-standing efforts to provide more variety, better quality and improved services to our customers, the "JinBei" brand has become the proud symbol of quality in the Chinese minibus market.

We have maintained our position as the most profitable minibus manufacturer in China. For the first time, however, we have failed to record an increase in net income since we took over the management of Shenyang Jinbei Passenger Vehicle Manufacturing Co. Ltd. (hereinafter "Shenyang Automotive") due to the additional costs relating to the planned roll-out of the Zhong Hua Sedan.

China's accession to the World Trade Organization in November 2001 marked the beginning of a new era for the automotive industry in China. With the gradual reduction in tariffs, competition in the Chinese market is intensified by the imported automobiles. These challenges have compelled us to further improve our current operations so as to bring better value to our shareholders.

On December 17, 2001, Shenyang Automotive entered into an agreement with Toyota Motor Corporation for the transfer of technology relating to the fifth generation of the Toyota Minibus, the GRANVIA. Pre-production is scheduled to begin in the second half of 2002 and commercial production will be launched one year later. The Zhong Hua Sedan, designed by the world - renowned Italdesign, is under pre-production and is due to be launched to the market once final approval is obtained from the Chinese governmental authorities. In addition, we are currently in negotiations with several foreign automobile manufacturers regarding the production of automobiles for the growing Chinese automotive market at our existing facilities.

We believe that the addition of the above-mentioned new products in the current year and beyond is an essential element in our overall strategy. Looking into the future, the management remain confident that our current product strategy, combined with the united efforts of our employees, will enable us to provide good value to our shareholders for many years to come.

Last but not least, I would like to express my heartfelt gratitude to our staff and shareholders for their continued support.

Rong Yang
Chairman
April 18, 2002



Management's Discussion & Analysis

The consolidated net sales of the Company and its operating subsidiaries, Shenyang Automotive, Ningbo Yuming Machinery Industrial Co., Ltd. ("Ningbo Yuming"), Shenyang XingYuanDong Automobile component Co., Ltd. ("Xing Yuan Dong"), Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd. and Shenyang Brilliance Dongxing Automotive Component Co., Ltd. for the year ended December 31, 2001 decreased 1.4% to RMB6,218.4 million from RMB6,306.4 million for the year ended December 31, 2000. The decrease in sales was primarily due to its price reduction of Shenyang Automotive's minibuses and the slight decrease in the unit sales of the Deluxe Minibus.

Shenyang Automotive sold a total of 63,009 units minibuses in 2001, a 5.0% increase over the 60,018 units minibuses sold in 2000. Shenyang Automotive sold 53,356 units Mid-priced Minibus in 2001, a 7.0% increase over the 49,873 units sold in 2000. Units sales of the Deluxe Minibus decreased by 4.8% from 10,145 Units in 2000 to 9,653 units in 2001.

Cost of sales, including depreciation and amortization, decreased by 2.9% to RMB4,308.0 million in 2001 from RMB4,436.2 million in 2000. This decrease was primarily due to our continued efforts to reduce the cost of domestic components for minibuses.

Operating profit of the Company decreased by 2.1% to RMB1,256.0 million in 2001 from RMB1,283.4 million in 2000. This decrease was due primarily to the increase of general and administrative expenses relating to the additional pre-operation expenses and depreciation of buildings relating to our future sedan production. Selling and administrative expenses rose by 14.3% to RMB657.9 million in 2001 from RMB575.7 million in 2000 and as a percentage of sales increased from 9.1% in 2000 to 10.6% in 2001. Profit before taxation and minority interests decreased by 20.6% to RMB1,229.7 million in 2001 from RMB1,549.5 million in 2000. However, taxation decreased to RMB121.7 million in 2001 from RMB322.5 million in 2000 due to the reduction of enterprise income tax rate for Xing Yuan Dong to 7.5% in 2001 from 33% in 2000.

As a result, the Company's net profit decreased by 6.1% to RMB900.3 million in 2001 from RMB958.6 million in 2000. Basic earnings per share were RMB0.2548 in 2001, a 16.2% decrease from the basic earning of RMB0.3042 per share for 2000.

Looking into the future, the management remains confident that following our current product strategy, with the addition of new products in the current year and beyond and with the united efforts of our employees, we will be able to provide good value to our shareholders for many years to come.

Directors and Senior Management

EXECUTIVE DIRECTORS

Mr. Yang Rong, aged 45, has been the Chairman of the Board, President and Chief Executive Officer of the Company since 1992 and is also the Chairman of the Board of Shenyang Automotive. He is responsible for the overall management of the Company. He received a Ph.D. in Economics from Southwest University of Finance and Economics in Chengdu and is currently Adjunct Professor and Chairman of the Board of that institution's School of International Business. Mr. Yang is also the Executive Director and Vice Chairman of The Chinese Financial Educational Development Foundation.

Mr. Wu Xiao An, aged 40, has been Vice Chairman, Executive Vice President and Chief Financial Officer of the Company since 1993. He is responsible for the administration, debt and equity management of the Company. Mr. Wu holds a B.A. from the Beijing Foreign Languages Institute and an M.B.A. from Fordham University in New York. He has considerable experience in commercial banking and served from 1988 to 1993 as Deputy Manager of the Bank of China, New York Branch.

Mr. Su Qiang, aged 36, has been a Director and Executive Vice President of the Company since 1992. He is responsible for the administrative and production management of the Company. He holds a B.A. from the People's University of China, as well as a graduation certificate from the Graduate School of the People's Bank of China (the "PBOC"). Mr. Su also served as General Manager of Shenyang Automotive from 1995 to 1997.

Mr. Hong Xing, aged 39, has been a Director and Executive Vice President of the Company since 1993. He received a B.A. from the Beijing Foreign Languages Institute in 1984. He also received a J.D. from the Columbia University School of Law in New York and is a qualified attorney in the United States. From 1985 to 1986, Mr. Hong worked as an Attache in the Ministry of Foreign Affairs of the PRC. From 1986 to 1990, Mr. Hong was an international civil servant at the United Nations Headquarters in New York.

Mr. Yang Mao Zeng, aged 66, has been a Director, Vice President and Chief Accounting Officer of the Company since 1995. He is responsible for the administrative and financial management of the Company. He graduated from the Soochow University and previously served as the General Manager of the Bank of China, Cayman Islands Branch, in 1993.

Mr. He Tao, aged 30, has been a Director since November 1998. He is also the Chief Financial Officer, Deputy General Manager and Director of Shenyang Automotive, which he joined in 1995. He is responsible for the financial management of the Company. Mr. He received a B.A. degree from the University of Finance and Economics in Shanghai. From 1993 to 1995, he worked as the Manager of the accounting department of Brilliance China Machinery Co., Ltd. in Luoyang, China.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Wei Sheng Hong, aged 58, is currently an Executive Vice President of the China Minsheng Banking Corporation. In 1983, Mr. Wei held the position of the Vice President of the PBOC of Xinjiang Autonomous Region and the Director of the Foreign Exchange Control Bureau of Xinjiang District. He later became the President of the PBOC of Xinjiang Autonomous Region. In 1989, he became the Head of the Education Department and later the Head of the Regulation and Rule Department of the head office of the PBOC.

Mr. Huang Anjiang, aged 48, is a senior public notary and a lawyer in China. He was a Director and Deputy General Manager of the China Legal Service (Hong Kong) Ltd. Mr. Huang was the Deputy Director of Beijing Public Notary Office and the Public Notary Division of Justice Bureau in Beijing. Mr. Huang was also the general secretary of Beijing Public Notary Association as well as the head of the State Public Notary Office in China. He is currently a council member of China Public Notary Association and a member of China Society of Law and a council member of China Society of Economic Law (Beijing branch).

Mr. Yi Min Li, aged 40, was appointed independent non-executive director of the Company on February 13, 2001. Mr. Yi is a Professor in the School of International Business, Southwest University of Finance and Economics, Chengdu, Sichuan.

COMPANY SECRETARY

Mr. Hong Xing, aged 39, has been a Director and Executive Vice President of the Company since 1993. He received a B.A. from the Beijing Foreign Languages Institute in 1984. He also received a J.D. from the Columbia University School of Law in New York and is a qualified attorney in the United States. From 1985 to 1986, Mr. Hong worked as an Attache in the Ministry of Foreign Affairs of the PRC. From 1986 to 1990, Mr. Hong was an international civil servant at the United Nations Headquarters in New York.

Report of Directors

The Directors present this report together with the audited financial statements of the Company and its subsidiaries (the "Group") for the year ended December 31, 2001.

PRINCIPAL ACTIVITIES

The Company is a holding company whose principal operating asset is its majority interest in Shenyang Automotive. Historically, the Company has derived its revenues from Shenyang Automotive's sales of minibuses in China. As a result, the Company's operations results have been primarily driven by the sales price, sales volume and cost of production of Shenyang Automotive's minibuses. In May 1998, the Company acquired an indirect interest in two component suppliers: a 51% equity interest in Ningbo Yuming, a wholly foreign-owned Chinese enterprise primarily engaged in the production of automobile window molding, stripping and other auto components; and a 50% equity interest in Mianyang Xinchen, a sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ningbo Brilliance Ruixing Auto Components Co., Ltd. and Mianyang Brilliance Ruian Automotive Components Co., Ltd. respectively as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired the 100% equity interest in Shenyang Brilliance Dongxing Automotive Component Co., Ltd., a foreign invested manufacturer of automotive components in the PRC. As a result, the Company's income base has been broadened and its future financial performance may diverse from that of Shenyang Automotive.

TURNOVER AND CONTRIBUTION

The Group's turnover and contribution to profit from operation for the year ended December 31, 2001, analyzed by product category, are as follows:

	Turnover RMB'000	Contribution to profit from operation RMB'000
Sales of minibuses	5,974,426	1,874,408
Sales of automotive components	244,010	36,040
Total	6,218,436	1,910,448
Other revenue		38,863
Selling expenses		(275,872)
General and administrative expenses		(382,059)
Other operating expenses		(35,405)
Profit from operation		1,255,975

FINANCIAL RESULTS

The results for the Group for the year ended December 31, 2001, are set out in the financial statements on page 23.

LIQUIDITY AND FINANCIAL RESOURCES

The cash flow position of the Group for the year ended December 31, 2001 is set out and analyzed on page 26 and in note 30 to the financial statements.

DIVIDENDS

The Directors recommend the payment of a final dividend of HK$0.005 per share in cash in respect of the year ended December 31, 2001. The dividend, if approved by the shareholders at the Annual General Meeting to be held on June 28, 2002, will be paid on or before July 3, 2002 to shareholders registered on June 27, 2002. The register of members of the Company will be closed from June 25, 2002 to June 27, 2002, both days inclusive. Details of the dividends paid and proposed are set out in note 13 to the financial statements.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results, assets and liabilities of the Group for the past five financial years is set out on page 3.

RESERVES

Movements in the reserve of the Group and the Company during the year ended December 31, 2001 are set out in note 29 to the financial statements.

FIXED ASSETS

The movements of fixed assets of the Group for the year ended December 31, 2001 are set out in note 15 to the financial statements.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Particulars of the subsidiaries and associated companies are set out in notes 18 and 19 respectively to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of the changes in the Company's share capital during the year ended December 31, 2001 are set out in note 28 to the financial statements.

On June 2, 2001, share options were granted to certain directors and employees entitling them to subscribe for a total of 31,800,000 shares at HK$1.896 per share, in accordance with the share option scheme of the Company adopted on September 18, 1999. Such share options vested immediately upon the grant and are exercisable within a period of ten years.

Details of share options which have been granted to the directors of the Company are as follows:

Name	Number of share options
Yang Rong	7,800,000
Wu Xiao An	2,800,000
Su Qiang	2,338,000
Hong Xing	2,338,000
He Tao	2,338,000
Yang Mao Zeng	2,338,000

As at December 31, 2001, none of the above share options has been exercised. During the year ended December 31, 2001, no option has been cancelled or lapsed in accordance with the terms of the share option scheme of the Company.

The Directors consider that it is not appropriate to state the value of all the share options that were granted during the financial year ended December 31, 2001 under the share option scheme given that the variables which are critical for the calculation of the value of such share options cannot be determined. The variables which are critical for the determination of the value of such share options include, the subscription price for the shares upon the exercise of the subscription rights attaching to the share options which may be adjusted under certain circumstances and whether or not such share options will be exercised by the grantees. In view of the length of the option period and the possibility that the subscription price and the number of shares that may be subscribed thereunder may be adjusted prior to the exercise of the subscription rights attaching to such share options, the Directors are of the view that the value of the share options depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical basis and speculative assumptions. Accordingly, the Directors believe that any calculation of the value of the share options will not be meaningful and may be misleading to shareholders in the circumstances.

DIRECTORS

The Directors of the Company who held office during the year ended December 31, 2001 and up to the date of this report were:

Executive Directors:

Mr. Yang Rong *(Chairman)*
Mr. Wu Xiao An *(Vice Chairman)*
Mr. Su Qiang
Mr. Hong Xing
Mr. Yang Mao Zeng
Mr. He Tao

Independent Non-executive Directors:

Mr. Wei Sheng Hong
Mr. Huang Anjiang
Mr. Yi Min Li

Mr. Wu Xiao An, Mr. Su Qiang and Mr. Yang Mao Zeng will retire by rotation in accordance with clause 99 of the bye-laws of the Company at the forthcoming annual general meeting of the Company and, being eligible, will offer themselves for re-election.

SUBSTANTIAL SHAREHOLDER

As at December 31, 2001, the register of substantial shareholders maintained under Section 16(1) of the Securities (Disclosure of Interests) Ordinance (Cap. 396) of the laws of Hong Kong (the "SDI Ordinance") showed that the following shareholder has an interest of 10% or more in the share capital of the Company:

Name	Number of shares Beneficially held	Percent of shareholding
The Chinese Financial Education Development Foundation (the "Foundation")	1,446,121,500 shares	39.45%

Save as disclosed above, no other party was recorded in the register required to be kept by the SDI Ordinance as having an interest of 10% or more of the shares of the Company as at December 31, 2001.

DIRECTORS' INTERESTS IN SHARES

As at December 31, 2001, the interests of the directors in the share capital of the Company as recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

Name of directors	Type of interests	Number of shares
Yang Rong	personal	85,730,000
He Tao	personal	35,045,000
Su Qiang	personal	34,500,000
Wu Xiao An	personal	30,000,000
Hong Xing	personal	26,640,000
Yang Mao Zeng	Personal	2,800,000

Save as disclosed above, none of the directors, chief executives or their respective associates had any interests in the equity or debt securities of the Company or any associated corporations as defined in the SDI Ordinance.

DIRECTORS' RIGHT TO ACQUIRE SHARES OR DEBENTURES

At no time during the year ended December 31, 2001 was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate; and none of the Directors, or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries or associated companies was a party and in which any director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' SERVICE CONTRACTS

Each of Mr. Yang Rong, Mr. Wu Xiao An, Mr. Su Qiang, Mr. Hong Xing and Mr. He Tao, all of whom are executive Directors, has entered into service agreement with the Company dated August 21, 2000 for a term of five years commencing from October 1, 2000.

Save as disclosed herein, there is no service contract between the Directors and members of the Group which does not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

PURCHASE, SALE OR REDEMPTION

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities during the year.

ANALYSIS OF BORROWINGS & INTERESTS CAPITALIZED

The particulars of the Group's borrowings as at the end of the year are set out in notes 25 and 26 to the financial statements. Details of interest capitalized are set out in notes 5, 6 and 17 to the financial statements.

DEBT TO EQUITY RATIO

The debt to equity ratio, computed at dividing total liabilities by shareholders' equity, as of December 31, 2001 is approximately 1.06 (2000: 1.61). The decrease of the ratio is primarily due to the repayments of bank loans during the year.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which oblige the Company to offer new shares on a pro-rata basis to existing shareholders. Such obligations are provided for in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

MAJOR CUSTOMERS AND SUPPLIERS

During 2001, the aggregate sales attributable to the Group's five largest customers represented approximately 60% of the Group's turnover and sales attributable to the Group's largest customer was approximately 42%. The aggregate purchases attributable to the Group's five largest suppliers during the year represented approximately 26% of the Group's total purchases and the purchases attributable to the Group's largest supplier was approximately 9%.

None of the Directors, their associates or any shareholders which to the knowledge of the Directors, own more than 5% of the Company's issued share capital, has any interest in the share capital of any of the five largest customers or suppliers of the Group.

CONNECTED TRANSACTIONS

The following connected transactions have been entered into and/or ongoing after the listing of the Company's share on the Stock Exchange. The Stock Exchange has, subject to certain conditions, granted a waiver to the Company from strict compliance with the requirements as stipulated in Chapter 14 of the Listing Rules in connection with these transactions:

	RMB'000
Purchases of materials and component parts made by Ningbo Yuming from Mr. Qin's, a minority shareholder of Ningbo Yuming, wholly-owned subsidiaries	33,524
Purchases of materials and component parts made by Xing Yuan Dong from JinBei's associates	201,176
Purchases of materials and component parts made by Shenyang Automotive from JinBei's associates	115,870
Purchases of materials by Xing Yuan Dong from Tieling Brilliance	14,950
Sales made by Shenyang Automotive to Jinbei's associates	14,923

Save as disclosed above, in the opinion of the Directors, the transactions disclosed as related party transactions in note 9 to the financial statements do not constitute connected transaction as defined under the Listing Rules.

The independent non-executive Directors of the Company confirmed that all connected transactions in 2001 to which any member of the Group was a party:

1. had been entered into by the Group in the ordinary and usual course of its business;

2. had been entered into either (a) on normal commercial terms or (b) on terms not less favourable than those available to or from (as the case may be) independent third parties, or (c) where there is no available comparison for the purpose of determining whether (a) or (b) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

The auditors of the Company have reviewed the transactions and confirmed to the Directors that:

1. the Directors had approved the transactions; and

2. the transactions had been entered into in accordance with the terms of the related agreements governing such transactions and within the annual caps as approved by the Stock Exchange.

USE OF LISTING PROCEEDS

As at December 31, 2001, the Company has used approximately RMB350 million of its listing proceeds for the acquisition of pressing facilities and the expansion of new production facilities and approximately RMB150 million for working capital requirement.

EMPLOYEES

The Group employed approximately 7,500 employees as at the end of the year 2001. Employees' cost (excluding Directors' emoluments) amounted to approximately RMB169,794,000 for the year 2001. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis, with mandatory provident fund scheme and share option scheme, within the general framework of the Group's salary and bonus system. The Group will make every effort to retain a highly professional team in its operation.

CODE OF BEST PRACTICE AND AUDIT COMMITTEE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange throughout the year. In accordance with the Code of Best Practice, the Company has established an audit committee comprising three independent non-executive directors. The audit committee is to review with management the accounting policies adopted by the Group and to discuss auditing and financial reporting matters.

AUDITORS

The financial statements have been audited by Messrs. Arthur Andersen & Co who will retire and a resolution will be submitted to the Annual General Meeting to authorise the board of directors to appoint auditors and to fix their remuneration.

On behalf of the Board

Wu Xiao An
Director

Hong Kong,
April 25, 2002

Auditors' Report

ANDERSEN

Arthur Andersen & Co
21st Floor Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

TO THE SHAREHOLDERS OF
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 23 to 78 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as of December 31, 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.

ARTHUR ANDERSEN & CO
Certified Public Accountants

Hong Kong,
April 25, 2002

Consolidated Income Statement

For the year ended December 31, 2001
(Expressed in thousands of RMB except for per share amount)

	Note(s)	2001	2000
			(Note 34)
Turnover	4, 9a	**6,218,436**	6,306,430
Cost of sales	9a	**(4,307,988)**	(4,436,155)
Gross profit		**1,910,448**	1,870,275
Other revenue	4	**38,863**	8,917
Selling expenses	9a	**(275,872)**	(364,871)
General and administrative expenses	9f	**(382,059)**	(210,786)
Other expenses		**(35,405)**	(20,149)
Profit from operations		**1,255,975**	1,283,386
Interest income	4, 5, 9f	**106,285**	106,351
Interest expense	6	**(178,028)**	(96,280)
Share of profits or losses of associated companies	19	**45,448**	74,423
Other income	4	**—**	181,600
Profit before taxation	7	**1,229,680**	1,549,480
Income tax expense	10	**(121,655)**	(322,534)
Profit after taxation but before minority interests		**1,108,025**	1,226,946
Minority interests		**(207,756)**	(268,317)
Net profit attributable to shareholders	12	**900,269**	958,629
Dividends	13	**36,999**	27,591
Earnings per share			
— Basic	14	**RMB0.2548**	RMB 0.3042
— Diluted	14	**N/A**	RMB 0.2953

A separate statement of recognized gains and losses is not presented because there were no recognized gains or losses other than the net profit for the year.

Balance Sheets

As of December 31, 2001
(Expressed in thousands of RMB)

		Consolidated		Company	
	Note(s)	**2001**	2000	**2001**	2000
			(Note 34)		*(Note 34)*
FIXED ASSETS, NET	9f, 15, 25	**2,375,875**	646,951	**1,847**	1,286
INTANGIBLE ASSET	16	**681,100**	681,100	**—**	—
CONSTRUCTION-IN-PROGRESS	17	**713,219**	1,831,596	**—**	—
INVESTMENTS IN SUBSIDIARIES	18	**—**	—	**3,931,999**	2,907,981
INVESTMENTS IN ASSOCIATED COMPANIES	19	**1,319,598**	1,068,723	**—**	—
GOODWILL, NET	20	**414,464**	229,397	**—**	—
OTHER LONG-TERM ASSETS		**645**	2,621	**—**	—
LONG-TERM ADVANCES TO AN AFFILIATED COMPANY	9g	**44,804**	—	**—**	—
CURRENT ASSETS:					
Cash and cash equivalents		**1,220,226**	1,338,038	**33,108**	45,395
Short-term bank deposits		**—**	492,355	**—**	—
Pledged short-term bank deposits	26	**1,925,805**	905,528	**—**	—
Notes receivable	22	**235,167**	129,578	**—**	—
Notes receivable from affiliated companies	9c	**686,869**	449,679	**—**	—
Accounts receivable, net	21	**24,107**	27,037	**—**	—
Amounts due from affiliated companies, net	9b	**596,937**	101,763	**—**	—
Other receivables	23	**172,703**	998,279	**—**	—
Prepayments and other current assets	9d	**339,949**	230,021	**2,145**	309
Inventories, net	24	**626,969**	795,631	**—**	—
Dividends receivable		**—**	—	**63,086**	33,709
Advances to affiliated companies	9g	**298,386**	608,807	**117,905**	215,947
Total current assets		**6,127,118**	6,076,716	**216,244**	295,360

Balance Sheets (Cont'd)

As of December 31, 2001
(Expressed in thousands of RMB)

	Note(s)	Consolidated		Company	
		2001	2000	**2001**	2000
			(Note 34)		*(Note 34)*
CURRENT LIABILITIES:					
Short-term bank loans	25	**405,500**	1,047,229	—	—
Notes payable	26	**3,300,000**	3,567,318	—	—
Accounts payable	27	**666,216**	472,068	—	—
Amounts due to affiliated companies	9e	**492,079**	429,606	—	—
Customer advances		**83,559**	37,773	—	—
Other payables		**385,661**	349,522	**5,272**	4,948
Dividends payable to joint venture partners		**46,452**	1,747	—	—
Accrued expenses and other current liabilities		**73,730**	65,630	**4,909**	5,128
Taxes payable		**234,268**	154,489	**203**	203
Advances from affiliated companies	9h	**54,276**	52,311	—	2,511
Total current liabilities		**5,741,741**	6,177,693	**10,384**	12,790
Net current assets (liabilities)		**385,377**	(100,977)	**205,860**	282,570
MINORITY INTERESTS		**522,379**	527,937	—	—
Net assets		**5,412,703**	3,831,474	**4,139,706**	3,191,837
Represented by:					
Share capital	28, 29	**303,194**	276,891	**303,194**	276,891
Share premium	29	**2,033,916**	1,343,953	**2,033,916**	1,343,953
Reserves	29	**3,055,988**	2,192,718	**1,782,991**	1,553,081
Proposed dividend	29	**19,605**	17,912	**19,605**	17,912
Shareholders' equity		**5,412,703**	3,831,474	**4,139,706**	3,191,837

Approved by the Board of Directors on April 25, 2002 and signed on behalf of the Board by:

Wu Xiao An
Director

He Tao
Director

Consolidated Cash Flow Statement

For the year ended December 31, 2001
(Expressed in thousands of RMB)

	Note	2001	2000
			(Note 34)
Net cash inflow from operating activities	30a	**1,694,104**	3,367,933
Returns on investments and servicing of finance			
Interest received		**77,207**	116,029
Interest paid		**(227,192)**	(175,398)
Dividends from an associated company		**—**	42,434
Dividends paid to joint venture partners		**(169,630)**	(28,692)
Dividends paid		**(35,306)**	(21,690)
Net cash outflow from returns on investments and servicing of finance		**(354,921)**	(67,317)
Taxation			
PRC enterprise income tax paid		**(183,845)**	(369,373)
Investing activities			
Payments for fixed assets and construction-in-progress		**(733,356)**	(936,279)
Decrease (Increase) in short-term bank deposits		**492,355**	(174,966)
Proceeds from disposals of fixed assets		**25,085**	179
Acquisition of a subsidiary, net of cash acquired	30b	**6,805**	—
Payments for other long-term assets		**—**	(1,194)
Increase in investments in associated companies		**(480,000)**	(16,635)
Decrease (Increase) in advances to associated companies		**269,170**	(241,299)
Decrease (Increase) in advances to affiliated companies		**90,566**	(1,054,528)
Net cash outflow from investing activities		**(329,375)**	(2,424,722)
Net cash inflow before financing		**825,963**	506,521
Financing	30c		
Increase in advances from affiliated companies		**1,965**	28,909
Increase in pledged short-term bank deposits		**(1,020,277)**	(371,027)
Proceeds from issuance of common stock		**716,266**	345,190
Decrease in short-term bank loans		**(641,729)**	(543,631)
Net cash outflow from financing		**(943,775)**	(540,559)
Decrease in cash and cash equivalents		**(117,812)**	(34,038)
Cash and cash equivalents, beginning of year		**1,338,038**	1,372,076
Cash and cash equivalents, end of year		**1,220,226**	1,338,038

Notes to the Financial Statements

(Amounts expressed in RMB unless otherwise stated)

1. ORGANIZATION AND OPERATIONS

Brilliance China Automotive Holdings Limited (the "Company") was incorporated in Bermuda on June 9, 1992 with limited liability. The Company's ADSs and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited respectively. The Company is an investment holding company. The principal activities of the Company's subsidiaries (together with the Company referred to as the "Group") are the manufacturing and selling of minibuses and automotive components in the People's Republic of China (the "PRC").

2. PRINCIPAL ACCOUNTING POLICIES

The financial statements of the Company and the Group have been prepared in accordance with Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants, and the accounting principles generally accepted in Hong Kong, the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("SEHK"). Principal accounting policies are summarized below:

a. Basis of measurement

The financial statements are prepared under the historical cost basis.

b. Adoption of Statements of Standard Accounting Practice

In the current year, the Group has adopted, for the first time, the following Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants:

SSAP 9 (revised)	Events after the balance sheet date
SSAP 14 (revised)	Leases
SSAP 26	Segmental reporting
SSAP 28	Provisions, contingent liabilities and contingent assets
SSAP 29	Intangible assets
SSAP 30	Business combinations
SSAP 31	Impairment of assets
SSAP 32	Consolidated financial statements and accounting for investments in subsidiaries

In addition to the adoption of the above standards, the Group has adopted the consequential changes made to SSAP 10 "Accounting for investments in associates", SSAP 17 "Property, plant and equipment" and SSAP 18 "Revenue".

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

b. Adoption of Statements of Standard Accounting Practice (Cont'd)

The effects on the financial statements of the Group and the Company from the adoption of the above accounting standards are tabulated below:

	The Group and the Company			
	2001		2000	
	Profit from operations RMB'000	**Opening balance of net assets RMB'000**	Profit from operations RMB'000	Opening balance of net assets RMB'000
SSAP 9 (revised)	**—**	**17,912**	—	6,497

SSAP 9 (revised) prescribes when an enterprise should adjust its financial statements for events after the balance sheet date and the disclosures that an enterprise should give about the date when the financial statements were authorized for issue and about events after the balance sheet date. In particular, if dividends to holders of equity instruments are proposed or declared after the balance sheet date, an enterprise should not recognize those dividends as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively.

SSAP 26 establishes principles for reporting financial information by segments to help users of the financial statements to better understand an enterprise and make more informed judgements about an enterprise as a whole. This change in accounting policy has been applied retrospectively. No business or geographical segmentation analysis is provided as less than 10% of the consolidated profit from operations of the Group are attributed to business segments other than manufacturing and sales of minibuses, or markets outside the PRC.

The 2000 comparative figures presented herein have incorporated the effect of adjustments resulting from the adoption of the new accounting standards above.

Other than those disclosed in the respective notes to the financial statements, the Company considers that the adoption of or the consequential changes made to the above SSAPs do not have a material impact on the financial statements of the Group and the Company.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

c. Basis of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and the enterprises that it controls. This control is normally evidenced when the Group has the power to govern the financial and operating policies of an enterprise so as to benefit from its activities. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal. The equity and net income attributable to minority shareholders' interests are shown separately in the Group's balance sheet and income statement, respectively.

Intragroup balances and transactions and resulting unrealized profits are eliminated in full. Unrealized losses resulting from intragroup transactions are eliminated unless the cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events under similar circumstances.

In the Company's financial statements, investments in subsidiaries are carried at cost less accumulated impairment losses, if any. The results of the subsidiaries are included in the income statement of the Company to the extent of dividends received and receivable.

d. Turnover

Turnover represents the invoiced value of goods, net of consumption tax, discounts and returns.

e. Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, turnover is recognized on the following bases:

(i) *Sale of goods*

Sale of goods is recognized when the significant risks and rewards of ownership of goods have been transferred to the customers.

(ii) *Interest income*

Interest income is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

e. Revenue recognition (Cont'd)

(iii) *Dividend income*

Dividend income is recognized when the right to receive payment is established.

(iv) *Subsidy income*

Subsidy income is recognized when the right to receive subsidy is established.

f. Deferred taxation

Deferred taxation is provided under the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that it is probable that a liability or an asset will crystallize.

g. Foreign currency transactions

The Company and its subsidiaries maintain their books and records in their respective reporting currencies. The functional currency of the Company and its subsidiaries is Chinese Renminbi ("RMB"). Transactions in other currencies are translated into RMB at the unified exchange rates quoted by the People's Bank of China prevailing at the time of the transactions. Monetary assets and liabilities denominated in other currencies at the balance sheet date are translated at the applicable unified exchange rates prevailing at that date. All exchange differences are recognized in the income statement in the year in which they arise.

Cumulative translation adjustments under shareholders' equity represent exchange differences arising from the Company's change in functional currency in previous years.

h. Borrowing costs

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortization of discounts or premiums relating to borrowings, amortization of ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

h. Borrowing costs (Cont'd)

Interest charges are expenses as incurred, except when they are directly attributable to the acquisition, construction or production of a specific asset that necessarily takes a substantial period of time to prepare for its intended use in which case they are capitalized as part of the cost of that asset. Capitalization of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalized at the weighted average cost of the related borrowings (which includes the actual borrowing costs incurred on that borrowing less any investment income earned on the temporary investment of funds pending their expenditure) until the asset is ready for its intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

Other borrowing costs are considered immaterial and are recognized as an expense in the year incurred.

i. Provisions

A provision is recognized when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Minibuses are sold with an eighteen-month or 30,000 kilometers first-to-occur limited warranty. During the warranty period, the Group pays service stations for parts and labor covered by the warranty, thereafter, customers must pay for all parts and labor.

The costs of the warranty obligation are accrued at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The assumptions used to estimate warranty expenses are reevaluated periodically in light of actual experience.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

j. Employee benefits

Pursuant to PRC laws and regulations, contributions to the basic old age insurance and other benefits for the Group's PRC staff are made monthly to a government agency based on percentages, ranging from 43.8% to 50.4% of the standard salary set by the provincial government. Part of such contributions, ranging from 29.8% to 34.4% is borne by the Group and the remainder is borne by the staff. The government agency is responsible for the pension liabilities relating to such staff on their retirement. The Group accounts for these contributions on an accrual basis.

k. Cash and cash equivalents and short-term bank deposits

Cash represents cash on hand and deposits with banks and other financial institutions which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturity of three months or less that are subject to an insignificant risk of change in value.

Bank deposits with maturity between three and twelve months are classified as short-term deposits.

l. Trade and other receivables

Trade and other receivables are stated at their cost, after provision for doubtful debts.

m. Inventories

Inventories are carried at the lower of cost and net realizable value.

Cost is calculated on the moving-average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

n. Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed assets beyond its originally assessed standard of performance, the expenditure is capitalized as an additional cost of the fixed asset.

Depreciation is calculated on a straight-line basis, at annual rates estimated to write off the cost less 10% residual value of each asset over its expected useful life. The annual rates are as follows:

Buildings	5%
Machinery and equipment (excluding special tools and moulds)	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

The costs of special tools and moulds included in machinery and equipment are amortized over their estimated productive periods.

Land use rights are amortized on a straight-line basis over the term of the lease.

The useful lives of assets and the depreciation method are reviewed periodically.

When assets are sold or retired, their cost and accumulated depreciation and amortization are eliminated from the accounts and any gain or loss resulting from their disposals is included in the income statement.

o. Construction-in-progress

Construction-in-progress represents factories and office buildings under construction and machinery pending installation and is stated at cost less accumulated impairment losses, if any. Cost includes cost of construction, machinery and equity and other direct costs plus borrowing costs which include interest charges arising from borrowings used to finance these projects during the construction period, to the extent these are regarded as an adjustment to interest costs.

Construction-in-progress is not depreciated until such time as the assets are completed and ready for their intended use.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

p. Intangible assets

Intangible assets are measured initially at cost. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise, and the cost of the asset can be measured reliably.

Internally generated intangible assets are charged against income in the period incurred except for development costs which comply with the following criteria:

- the product or process is clearly defined and the costs are separately identified and measured reliably;
- the technical feasibility of the product or process is demonstrated;
- the product or process will be sold or used in-house;
- a potential market exists for the product or process or its usefulness in the case of internal use is demonstrated; and
- adequate technical, financial and other resources required for completion of the product or process are available.

Subsequent expenditure on an intangible asset after its purchase or its completion is recognized as an expense when it is incurred unless it is probable that expenditure will enable the asset to generate future economic benefits in excess of its originally assessed standard of performance and can be measured and attributed to the asset reliably in which case it will be added to the cost of the intangible asset.

After initial recognition, intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis over their estimated useful lives. The amortization period and the amortization method are reviewed annually at each financial year end.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

q. Investments in associated companies

Investments in associated companies where significant influence is exercised by the Group are accounted for using the equity method in the consolidated financial statements, whereby the investment is initially recorded at cost and adjusted thereafter to recognize the Group's share of the post-acquisition profits or losses of the associated companies, distributions received from the associated companies and other necessary alterations in the Group's proportionate interest in the associated companies arising from changes in the equity of the associated companies that have not been included in the income statement and less accumulated impairment losses, if any. The Group's share of post-acquisition results of associated companies is included in the consolidated income statement.

r. Interests in joint ventures

The Group's investments in joint ventures in the PRC are in the form of sino-foreign equity joint ventures. For Sino-foreign equity joint ventures, the partners' profit-sharing ratios and share of net assets upon the expiration of the joint venture are in proportion to their equity contribution ratios.

Interests in jointly controlled joint ventures are accounted for using the equity method in the consolidated financial statements, whereby the interest is initially recorded at cost and adjusted thereafter to recognize the Group's share of the post-acquisition profits and losses of the jointly controlled joint ventures, distributions received from the jointly controlled joint ventures and other necessary alterations in the Group's proportionate interest in the jointly controlled joint ventures arising from changes in the equity of the jointly controlled joint ventures that have not been included in the income statement and less accumulated impairment losses, if any. The Group's share of post-acquisition results of jointly controlled joint ventures is included in the consolidated income statement.

In the Company's financial statements, the Company's interests in jointly controlled joint ventures are included under long-term investments and are stated at cost less accumulated impairment losses, if any. The results of jointly controlled joint ventures are accounted for by the Company to the extent of dividends received and receivable.

Investments made by means of a joint venture structure is accounted for as a subsidiary when the Group can control the board of directors or is in a position to exercise control over the financial and operating policies of the joint venture. A joint venture, not being accounted for as a subsidiary, in which the Group can exercise significant influence over its management is accounted for as an associated company.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

s. Goodwill

The excess of the cost of an acquisition over the Group's and the Company's interest in the fair value of the net identifiable assets and liabilities acquired as at the date of the acquisition is recorded as goodwill and recognized as an asset in the balance sheet. With respect to investments in associated companies and interests in joint ventures accounted for under the equity method of accounting, goodwill is included in the carrying amount of the investments. Goodwill is carried at cost less accumulated amortization and accumulated impairment losses, if any. Goodwill is amortized on a straight-line basis over the expected future economic life, being the shorter of 40 years or the remaining life of the respective joint ventures.

Pursuant to SSAP 30, there is a rebuttable presumption that the useful life of goodwill will not exceed twenty years from initial recognition. The Company's directors considered the automotive industry in the PRC is subject to stringent control and regulations and the barrier to new entry is significant. It is expected that a significant amount of revenue will be generated by the investee companies. Consequently, in the opinion of the directors, goodwill should be amortized over the shorter of 40 years or the remaining life of the respective joint ventures from their initial recognition. The directors estimate the recoverable amount of goodwill at least at each financial year end.

t. Operating leases

Leases of assets under which substantially all the risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term.

u. Impairment of assets

Fixed assets, contruction-in-progress, intangible assets, goodwill, investments in associated companies and subsidiaries are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the income statement for these assets. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of the asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

u. Impairment of assets (Cont'd)

A reversal of impairment losses recognised in prior years is recorded when the impairment losses recognized for the asset no longer exist or has decreased. The reversal is recorded in income statement.

v. Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

w. Subsequent events

Post-year-end events that provide additional information about a company's position at the balance sheet date or those that indicate the going concern assumption is not appropriate, adjusting events, are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

x. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Hong Kong requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SEGMENT INFORMATION

No business or geographical segmentation analysis is provided as less than 10% of the consolidated turnover and less than 10% of the consolidated profit from operations of the Group are attributed to business segments other than manufacturing and sales of minibuses, or markets outside the PRC.

4. REVENUE

	2001 RMB'000	2000 RMB'000
Turnover:		
Sales of minibuses	**5,974,426**	5,861,996
Sales of automotive components	**244,010**	444,434
	6,218,436	6,306,430
Other revenue	**38,863**	8,917
Other income (subsidy income)	**—**	181,600
Interest income	**106,285**	106,351
Total revenue	**6,363,584**	6,603,298

5. INTEREST INCOME

	2001 RMB'000	2000 RMB'000
Interest income from		
— Bank deposits	69,746	56,679
— Affiliated companies *(Note 9f)*	39,639	56,964
— An associated company *(Note 9f)*	—	2,386
— Others *(Note 23)*	1,350	—
	110,735	116,029
Less: Interest income capitalized in construction-in-progress *(Note 17)*	(4,450)	(9,678)
	106,285	106,351

6. INTEREST EXPENSE

	2001 RMB'000	2000 RMB'000
Interest expense on		
— Borrowings wholly repayable within five years	227,192	175,398
Less: Interest expense capitalized in construction-in-progress *(Note 17)*	(49,164)	(79,118)
	178,028	96,280

7. PROFIT BEFORE TAXATION

Profit before taxation has been arrived at after charging and crediting the following:

	2001 **RMB'000**	2000 RMB'000
Charging:		
Amortization of other long-term assets	—	850
Depreciation of fixed assets	**111,922**	106,683
Loss on disposals of fixed assets	**4,539**	271
Amortization of goodwill included in		
— General and administrative expenses	**6,200**	6,355
— Share of profits or losses of associated companies	**11,313**	3,398
Provision for inventory obsolescence	**3,000**	5,000
Provision for impairment losses on tools and moulds	**30,950**	—
Staff costs (excluding directors' emoluments)	**169,794**	170,485
Cost of inventories sold (including depreciation and amortization)	**4,307,988**	4,436,155
Provision for doubtful debts	**1,352**	227
Auditors' remuneration	**2,300**	2,325
Exchange loss, net	**11,608**	5,413
Research and development costs included in general and administrative expenses	**26,825**	7,623
Training expenses included in general and administrative expenses	**23,981**	17,652
Provision for warranty	**36,982**	14,042
Operating lease rentals	**2,540**	3,788
Crediting:		
Provision for doubtful debts written back	**19,147**	—

8. DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

a. Directors' emoluments

Details of directors' emoluments pursuant to Section 161 of the Hong Kong Companies Ordinance are set out below:

	2001 **RMB'000**	2000 RMB'000
Executive directors:		
Fees	—	—
Other emoluments		
— Basic salaries, allowances and benefits in kind	**18,630**	12,989
— Performance related bonuses	—	—
— Contributions to pension scheme	—	—
— Compensation paid for loss of office	—	—
	18,630	12,989
Independent non-executive directors:		
Fees	—	—
	18,630	12,989

In addition to the directors' emoluments disclosed above, certain directors of the Company were granted options under the Share Option Scheme of the Company to acquire 19,952,000 shares of the Company at HK$1.896 per ordinary share during the year. These options are exercisable from June 2, 2001 to June 1, 2011. During the year, none of the share options was exercised.

The emoluments of the directors (including executive and non-executive directors) analyzed by the number of directors and emolument ranges are as set out below. The emoluments represent the amount paid to or receivable by the directors of the Company in the respective financial year and exclude the benefits derived or to be derived from the share options granted under the Share Option Scheme.

8. DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS (Cont'd)

a. Directors' emoluments (Cont'd)

	2001	2000
Up to RMB1,000,000	**3**	3
RMB1,000,001 - RMB1,500,000	**1**	1
RMB1,500,001 - RMB2,000,000	**4**	3
RMB5,000,001 - RMB5,500,000	—	1
RMB7,000,001 - RMB8,500,000	**1**	—
	9	8

No directors waived their emoluments during the year (2000: Nil).

b. Details of emoluments paid to the five highest paid individuals (including directors and other employees) are as follows:

	2001 RMB'000	2000 RMB'000
Basic salaries, allowances and benefits in kind	**17,388**	12,989
Contributions to pension scheme	—	—
Number of directors	**5**	5
Number of employees	—	—

The five highest paid employees of the Group for the year ended December 31, 2001 were also directors of the Company whose emoluments are shown above.

During the year, no emoluments were paid to the five highest paid individuals as inducement to join or upon joining the Group or as compensation for loss of office (2000: Nil).

Certain officers of the Company are participants in the Executive Bonus Plan (the "Plan"). The Plan provides that up to 5% of the Company's net income be set aside each year for distribution among Plan participants based upon performance as determined by the Company's Board of Directors. The allocation of bonuses among participants is determined at the discretion of the President of the Company. For the year ended December 31, 2001, no bonus was allocated (2000: Nil).

9. RELATED PARTY TRANSACTIONS

An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interest in the company or are in a position to exercise significant influence over the company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.

Save as disclosed elsewhere in the financial statements, significant transactions with affiliated parties (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are detailed as follows:

a. Particulars of significant transactions between the companies comprising the Group and affiliated companies in the ordinary course of business during the year are summarized below:

	2001 RMB'000	2000 RMB'000 *(Note 34)*
Sales to Shenyang Brilliance Automotive Company Limited (formerly known as JinBei Automotive Company Limited) ("JinBei") and its affiliated companies	**14,923**	3,527
Purchases from JinBei and its affiliated companies	**317,046**	25,319
Sales to Shanghai Brilliance Group Co., Ltd. ("Shanghai Brilliance") and its affiliated companies	**907,232**	4,821,322
Purchases from Shanghai Brilliance and its affiliated companies	**164,323**	153,933
Sales to other affiliated companies of Brilliance Holdings Limited	**59,816**	644,167
Purchases from other affiliated companies of Brilliance Holdings Limited	**274,379**	406,020
Sales to Shanghai Yuantong Automobile Sales and Service Company Limited ("Shanghai Yuantong")	**2,622,002**	83,509
Advertising expenses reimbursed by Shanghai Yuantong	**64,070**	—
Sales to associated companies	**61,683**	98,546
Purchases from associated companies	**635,373**	715,610
Purchases from affiliated companies of the joint venture partner in Ningbo Yuming Machinery Industrial Co., Ltd. ("Ningbo Yuming")	**33,524**	33,237
Sales to a joint venture partner in Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. ("Shenyang Aerospace")	**—**	1,710
Sales to affiliated companies of the joint venture partner in Mianyang Xinchen	**—**	15,136

9. RELATED PARTY TRANSACTIONS (Cont'd)

a. (Cont'd)

The sales and purchases transactions above were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

b. As of December 31, 2001, amounts due from affiliated companies arising from trading activities consisted of the following:

	2001 **RMB'000**	2000 RMB'000
		(Note 34)
Due from Shanghai Yuantong (i)	**439,411**	7,761
Due from Shanghai Brilliance and its affiliated companies	**31,874**	15,828
Due from other affiliated companies of Brilliance Holdings Limited (ii)	**61,125**	88,123
Due from affiliated companies of JinBei	**35,071**	—
Due from affiliated companies of the joint venture partner in Ningbo Yuming	**18,281**	280
Due from an associated company	**11,175**	—
Due from affiliated companies of the joint venture partner in Shenyang Xinguang Brilliance Automotive Engine Co., Ltd. ("Xinguang Brilliance")	—	2,001
	596,937	113,993
Provision for doubtful debts	—	(12,230)
	596,937	101,763

9. RELATED PARTY TRANSACTIONS (Cont'd)

b. (Cont'd)

(i) The amount due from Shanghai Yuantong during the year bears interest at a rate of 5.4% per annum. The balance of approximately RMB439 million (2000: Nil) as of year end represents commercial notes issued by Shanghai Yuantong in settlement of the outstanding receivable.

(ii) Included in the amounts due from affiliated companies of Brilliance Holdings Limited is approximately RMB56 million (2000: Nil) guaranteed by a shareholder of an affiliated company. As of December 31, 2000, approximately RMB86.6 million was guaranteed by the joint venture partner in Mianyang Xinchen.

Save as disclosed above, the amounts due from affiliated companies are unsecured and non-interest bearing.

Credit is offered to affiliated companies following financial assessment and an established payment record. These affiliated companies are generally required to settle 25% to 33% of the previous month's ending balances. The aging analysis of amounts due from affiliated companies is as follows:

	2001	2000
	RMB'000	RMB'000
		(Note 34)
Less than six months	**530,051**	27,388
Between six months to one year	**—**	86,605
Between one to two years	**66,886**	—
	596,937	113,993

9. RELATED PARTY TRANSACTIONS (Cont'd)

c. As of December 31, 2001 the notes receivable from affiliated companies arising from trading activities consisted of the following:

	2001 **RMB'000**	2000 RMB'000 *(Note 34)*
Notes receivable from Shanghai Brilliance	**536,859**	345,196
Notes receivable from Shanghai Yuantong	**144,935**	75,806
Notes receivable from other affiliated companies of Brilliance Holdings Limited	**3,075**	16,427
Notes receivable from an associated company	**2,000**	—
Notes receivable from an affiliated company of the joint venture partner in Ningbo Yuming	—	12,250
	686,869	449,679

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of between one to six months.

d. As of December 31, 2001 included in prepayments and other current assets are approximately RMB168 million (2000: Nil) of prepayments for purchases of raw materials made to an affiliated company of Brilliance Holdings Limited.

9. RELATED PARTY TRANSACTIONS (Cont'd)

e. As of December 31, 2001, amounts due to affiliated companies arising from trading activities consisted of the following:

	2001 RMB'000	2000 RMB'000 *(Note 34)*
Due to associated companies	**169,589**	238,329
Due to Shanghai Brilliance and its affiliated companies	**173,636**	71,118
Due to JinBei and its affiliated companies	**107,095**	14,468
Due to other affiliated companies of Brilliance Holdings Limited	**32,340**	102,107
Due to affiliated companies of the joint venture partner of Ningbo Yuming	**6,287**	3,584
Due to affiliated companies of the joint venture partner in Xinguang Brilliance	**3,132**	—
	492,079	429,606

The amounts due to affiliated companies are unsecured and non-interest bearing. Amounts due to affiliated companies are generally settled on a monthly basis at 25% to 33% of the previous month's ending balance. The aging analysis of amounts due to affiliated companies is as follows:

	2001 RMB'000	2000 RMB'000
Less than six months	**469,034**	429,606
Between six months to one year	**11,461**	—
Between one to two years	**11,584**	—
	492,079	429,606

9. RELATED PARTY TRANSACTIONS (Cont'd)

f. Particulars of other significant transactions between companies comprising the Group and affiliated companies during the year are summarized below:

	2001 RMB'000	2000 RMB'000 *(Note 34)*
Purchases of fixed and other assets from affiliated companies of Brilliance Holdings Limited	**41,984**	24,498
Purchases of moulds from an affiliated company of Shanghai Brilliance	**35,750**	—
Purchase of an intangible asset from an affiliated company of Brilliance Holdings Limited	—	681,100
Acquisition of Key Choices Group Limited ("Key Choices") from Brilliance Holdings Limited	**278,213**	—
Acquisition of Xinguang Brilliance from Brilliance Holdings Limited	—	388,000
Sales of fixed assets to an affiliated company of Brilliance Holdings Limited	**5,558**	—
Sales of fixed assets to an associated company	**18,425**	—
Management and consultancy fees charged by Brilliance Holdings Limited	**12,405**	5,796
Interest income from Brilliance Holdings Limited and affiliated companies	**23,709**	56,964
Interest income from Shanghai Yuantong	**15,930**	—
Interest income from an associated company	—	2,386

Pursuant to a trademark license agreement, JinBei granted Shenyang JinBei Passenger Vehicle Manufacturing Company Limited ("Shenyang Automotive") the right to use the JinBei trademark on its products and marketing materials indefinitely at no cost.

9. RELATED PARTY TRANSACTIONS (Cont'd)

g. As of December 31, 2001, the advances to affiliated companies consisted of:

	2001 **RMB'000**	2000 RMB'000
Advances to Brilliance Holdings Limited and its affiliated companies:		
Interest bearing at 5.5% (2000: 5.5% to 7.2%) per annum (i)	**40,000**	200,068
Non-interest bearing	**256,223**	407,639
Advances to JinBei and its affiliated companies:		
Non-interest bearing (2000: non-interest bearing)	**2,163**	1,100
	298,386	608,807
Long-term advances to an affiliated company of Brilliance Holdings Limited		
Interest bearing at 5.5% (ii)	**39,111**	—
Non-interest bearing (ii)	**5,693**	—
	44,804	—

(i) As of December 31, 2000, advances to Brilliance Holdings Limited and its affiliated companies of approximately RMB128.2 million were guaranteed by the joint venture partner in Mianyang Xinchen.

(ii) The long-term advances to an affiliated company of Brilliance Holdings Limited is wholly repayable in year 2003.

Save as disclosed above, the advances to affiliated companies are unsecured and have no fixed repayment dates.

h. As of December 31, 2001, the advances from affiliated companies consisted of:

	2001 **RMB'000**	2000 RMB'000 *(Note 34)*
Advances from Brilliance Holdings Limited and its affiliated companies	**54,276**	52,311

The advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment dates.

10. INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on the estimated assessable profits in Hong Kong for the year ended December 31, 2001. Overseas taxation has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the jurisdictions in which companies within the Group operate.

The amount of taxation charged to the consolidated income statement represents:

	2001 **RMB'000**	2000 RMB'000
The Company and its subsidiaries:		
Current taxation:		
Hong Kong profits tax	**—**	1,611
PRC enterprise income tax	**116,250**	314,726
	116,250	316,337
Associated companies:		
Current taxation:		
PRC enterprise income tax	**5,405**	6,197
	121,655	322,534

There was no significant unprovided deferred taxation.

Income Tax

The Company was incorporated under the laws of Bermuda and has received an undertaking from the Ministry of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until the year 2016.

The Company also provides for Hong Kong profits tax at rate of 16% based on estimated assessable profit arising in Hong Kong.

(Amounts expressed in RMB unless otherwise stated)

10. INCOME TAX EXPENSE (Cont'd)

Income Tax (Cont'd)

The subsidiaries are subject to state and local income taxes within the PRC at their respective tax rates, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable.

Shenyang Automotive is subject to state and local income taxes within the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to sino-foreign equity joint venture enterprises.

Ningbo Yuming Machinery Industrial Co., Ltd. ("Ningbo Yuming") is subject to state and local income taxes within the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to foreign-invested enterprises. Pursuant to the relevant income tax laws in the PRC, Ningbo Yuming is fully exempted from state enterprise income tax for two years starting from the year ended December 31, 1997, followed by a 50% reduction of enterprise income tax for the next three years thereafter. In addition, Ningbo Yuming is also fully exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Ningbo Yuming was 7.5% for the year ended December 31, 2001 (2000: 7.5%).

Shenyang XingYuanDong Automobile Component Co., Ltd. ("Xing Yuan Dong") is subject to state and local income taxes within the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. During 1999, Xing Yuan Dong received official designation by the local tax authorities as a "New and Technologically-Advanced Enterprise". In the current year Xing Yuan Dong is further designated by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rate for Xing Yuan Dong was 7.5% for the year ended December 31, 2001 (2000: 33%).

Shenyang Brilliance Dongxing Automotive Component Co., Ltd. ("Dongxing Automotive") is subject to state and local income taxes within the PRC at standard rates of 15% and 0% respectively in accordance with enterprise income tax laws applicable to "New and Technologically-Advanced Enterprises". In addition, Dongxing Automotive also received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Dongxing Automotive is exempted from state enterprise income tax for two years starting from the first profitable year followed by a 50% reduction of enterprise income tax for the next three years. Dongxing Automotive is also exempted from local enterprise income tax for the five years. As a result the effective tax rate for Dongxing Automotive was 7.5% for the year ended December 31, 2001 (2000: 0%).

10. INCOME TAX EXPENSE (Cont'd)

Income Tax (Cont'd)

Mianyang Brilliance Ruian Automotive Components Co., Ltd. ("Mianyang Ruian") is subject to state and local income taxes within the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. During the year, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC the Mianyang Ruian is exempted from state and local enterprise income taxes for two years starting from the first profitable year followed by a 50% reduction of enterprise income tax for the next three years. As a result, Mianyang Ruian was exempted from income tax for the year ended December 31, 2001 (2000: 33%).

Other subsidiaries in the PRC are subject to state and local income taxes within the PRC at standard rates of 30% and 3% respectively, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.

Value Added Tax ("VAT") and Consumption Tax

The general VAT rate applicable to Shenyang Automotive and the Company's other subsidiaries in the PRC is 17%. Shenyang Automotive is also subject to consumption tax at standard rates of 3% to 5%.

11. DISTRIBUTION OF PROFIT

As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company's subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net income as stipulated by statute or by the Board of Directors and recorded as a component of shareholders' equity. Under generally accepted accounting principles in Hong Kong ("HK GAAP"), the appropriation for the staff welfare and incentive bonus fund is charged to income and any unutilized balance is included in current liabilities. As of December 31, 2001, unutilized appropriations to the staff welfare and incentive bonus fund amounted to RMB14.7 million (2000: RMB15.4 million). In 2001, appropriations of approximately RMB66.2 million (2000: Nil) to the general reserve fund were made by subsidiaries of the Company. No appropriation to the enterprise expansion fund was made by the subsidiaries (2000: Nil).

Distributions received from the Company's subsidiaries are denominated in U.S. Dollars and are translated at the prevailing unified exchange rate in the PRC. Total accumulated distributable profits of these subsidiaries as of December 31, 2001 amounted to approximately RMB1,313.6 million (2000: RMB880.2 million). The distributable profits of subsidiaries are different from the amounts reported under HK GAAP.

12. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes a profit of approximately RMB266.9 million (2000: RMB921.0 million) which has been dealt with in the financial statements of the Company.

13. DIVIDENDS

	2001 RMB'000	2000 RMB'000
Additional dividends proposed for additional ordinary shares issued *(Note 28(a)(iv))*	**1,850**	—
Dividends declared or proposed for the year		
— Interim, paid of HK$0.004 per share (2000: HK$0.003)	**15,544**	9,679
— Final, proposed of HK$0.005 per share (2000: HK$0.005)	**19,605**	17,912
	36,999	27,591

Dividends amounting to RMB19.6 million (2000: RMB17.9 million) above are proposed after the balance sheet date but before the financial statements approval date and are not recognized as a liability as at the balance sheet date.

14. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit attributable to shareholders of RMB900,269,000 (2000: RMB958,629,000), divided by the weighted average number of shares outstanding during the year as shown in the table below.

No diluted earnings per share has been presented as the effect of the assumed conversion of the potential ordinary shares outstanding is anti-dilutive. Diluted earnings per share for year 2000 is computed by dividing net profit attributable to shareholders of RMB958,629,000 by the weighted average number of ordinary shares outstanding during the year adjusted for the effect of all dilutive potential ordinary shares from exercise of share options.

A reconciliation of the number of ordinary shares for calculation of basic and diluted earnings per share is as follows:

	2001	2000
Weighted average number of ordinary shares used in calculation of basic earnings per share	**3,533,552,900**	3,151,418,000
Deemed issue of ordinary shares for no consideration	—	94,563,803
Weighted average number of ordinary shares used in calculation of diluted earnings per share	**3,533,552,900**	3,245,981,803

15. FIXED ASSETS, NET

a. Movements in fixed assets of the Group are as follows:

	2001					
	Land use rights RMB'000	Buildings RMB'000	Machinery and equipment RMB'000	Furniture, fixtures and office equipment RMB'000	Motor vehicles RMB'000	Total RMB'000
Cost						
Beginning of year	20,170	306,052	791,032	66,822	51,545	1,235,621
Effect of acquisition of a subsidiary	—	813	2,755	146	137	3,851
Additions	—	2,113	74,451	18,501	20,643	115,708
Transfer from construction-in-progress	—	316,541	1,451,013	15,326	280	1,783,160
Disposals	—	(736)	(71,859)	(4,724)	(4,705)	(82,024)
End of year	20,170	624,783	2,247,392	96,071	67,900	3,056,316
Accumulated depreciation and impairment losses						
Beginning of year	8,290	66,212	438,606	52,855	22,707	588,670
Effect of acquisition of a subsidiary	—	204	909	114	72	1,299
Provision for the year	1,080	25,169	69,320	8,011	8,342	111,922
Provision for impairment losses	—	—	30,950	—	—	30,950
Written-back on disposals	—	(641)	(44,677)	(4,106)	(2,976)	(52,400)
End of year	9,370	90,944	495,108	56,874	28,145	680,441
Net book value						
End of year	10,800	533,839	1,752,284	39,197	39,755	2,375,875
Beginning of year	11,880	239,840	352,426	13,967	28,838	646,951

All the land use rights of the Group are related to land located in the PRC where no individual land ownership rights exists. Buildings of the Group are also located in the PRC.

15. FIXED ASSETS, NET (Cont'd)

b. Movements in fixed assets of the Company are as follows:

	2001 Motor vehicles RMB'000
Cost	
Beginning of year	2,637
Additions	1,235
Disposals	(4)
End of year	3,868
Accumulated depreciation	
Beginning of year	1,351
Provision for the year	670
End of year	2,021
Net book value	
End of year	1,847
Beginning of year	1,286

16. INTANGIBLE ASSET

	2001 RMB'000	2000 RMB'000
Cost		
Beginning of year	681,100	—
Additions	—	681,100
End of year	681,100	681,100
Accumulated amortization		
Beginning of year	—	—
Amortization for the year	—	—
End of year	—	—
Net book value		
End of year	681,100	681,100
Beginning of year	681,100	—

On July 15, 1999, Shenyang Automotive entered into an agreement with China Automotive Company Ltd. ("CAC"), an affiliated company of Brilliance Holdings Limited, pursuant to which Shenyang Automotive has the option, exercisable until June 30, 2001, to acquire all of CAC's rights and interests in a certain project at market price to be determined by Shenyang Automotive and CAC. The project involves the design, engineering and prototype construction work for a multi-purpose vehicle and a sedan. On December 28, 2000, Shenyang Automotive exercised the above-mentioned option and acquired all of CAC's rights, titles and interests in certain design and engineering agreements and technical assistance agreement relating to the project, at a total consideration of RMB681.1 million. The consideration was determined by mutual agreement between Shenyang Automotive and CAC with reference to the actual costs and expenses incurred by CAC. No amortization has been provided as the intangible asset has not been put into use.

The directors are of the opinion that the underlying value of the intangible asset is not less than the carrying value as of December 31, 2001.

17. CONSTRUCTION-IN-PROGRESS

	2001 **RMB'000**	2000 RMB'000
Beginning of year	**1,831,596**	973,268
Additions	**664,783**	885,228
	2,496,379	1,858,496
Transfer to fixed assets	**(1,783,160)**	(26,900)
End of year	**713,219**	1,831,596

The average capitalization rate used to determine the amount of borrowing costs eligible for capitalization is 4.91% (2000: 6.58%) less return on temporary investment of the borrowings calculated at a rate of 2.11% (2000: 3.02%).

18. INVESTMENTS IN SUBSIDIARIES

As of December 31, 2001, investments in subsidiaries comprised the following:

	2001 **RMB'000**	2000 RMB'000
Unlisted shares, at cost	**2,062,134**	1,756,772
Amounts due from subsidiaries:		
Interest bearing	**1,200,110**	590,954
Non-interest bearing	**669,755**	560,255
	3,931,999	2,907,981

(Amounts expressed in RMB unless otherwise stated)

18. INVESTMENTS IN SUBSIDIARIES (Cont'd)

In December 2001, the Company entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of Key Choices Group Limited ("Key Choices") at a consideration of approximately RMB278 million. Key Choices is an investment holding company and its principal assets are the 100% equity interest in the registered capital of Dongxing Automotive and 90% equity interest in the registered capital of Shenyang Xingchen Automotive Seats Co., Ltd. ("Xingchen Automotive Seats"). Dongxing Automotive is a foreign-invested enterprise established in the PRC whose principal products are automotive components for the use in passenger vehicles. Xingchen Automotive Seats is a Sino-foreign equity joint venture established in the PRC in December 2001 and principally engaged in the manufacturing of automotive seats.

The amounts due from subsidiaries are unsecured and the interest bearing balances carry interest at rates of 5.5% to 9% (2000: 9%) per annum. In the opinion of the Company's directors, the amounts due from subsidiaries will not be repayable in the next twelve months from the balance sheet date and accordingly, the amounts have been classified as non-current assets.

The directors are of the opinion that the underlying value of the subsidiaries is not less than the carrying value as of December 31, 2001.

Details of the Company's principal subsidiaries are as follows:

Name	Place of establishment/ incorporation	Registered capital/issued and fully paid capital	Legal structure	Percentage of equity interest/voting right attributable to the Company		Principal activities
				Directly	Indirectly	
Shenyang JinBei Passenger Vehicle Manufacturing Company Limited	Shenyang, the PRC	US$171,160,000	Equity joint venture	51%	—	Minibus manufacturing, assembly and sales
Ningbo Yuming Machinery Industrial Co., Ltd.	Ningbo, the PRC	US$2,500,000	Equity joint venture	—	51%	Manufacturing and sales of automotive components
Shenyang XingYuanDong Automobile Component Co., Ltd.	Shenyang, the PRC	US$29,000,000	Wholly foreign owned enterprise	100%	—	Manufacturing and trading of automotive components

(Amounts expressed in RMB unless otherwise stated)

18. INVESTMENTS IN SUBSIDIARIES (Cont'd)

Name	Place of establishment/ incorporation	Registered capital/issued and fully paid capital	Legal structure	Percentage of equity interest/voting right attributable to the Company		Principal activities
				Directly	Indirectly	
Shenyang Jianhua Motors Engine Co., Ltd.	Shenyang, the PRC	RMB155,032,500	Equity joint venture	—	100%	Manufacturing and trading of automotive components
Ningbo Brilliance Ruixing Auto Components Co., Ltd.	Ningbo, the PRC	US$4,030,142	Wholly foreign owned enterprise	100%	—	Manufacturing and trading of automotive components
Mianyang Brilliance Ruian Automotive Components Co., Ltd.	Mianyang, the PRC	US$750,000	Wholly foreign owned enterprise	100%	—	Manufacturing and trading of automotive components
Shenyang Brilliance Dongxing Automotive Component Co., Ltd.	Shenyang, the PRC	RMB12,000,000	Wholly foreign owned enterprise	—	100%	Manufacturing and trading of automotive components
Shenyang Xingchen Automotive Seats Co., Ltd.	Shenyang, the PRC	RMB10,000,000	Equity joint venture	—	90%	Manufacturing and trading of automotive components
China Brilliance Automotive Components Group Limited	Bermuda	US$120,000	Company with limited liabilities	100%	—	Investment holding
Southern State Investment Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding
Beston Asia Investment Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding
Pure Shine Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding
Key Choices Group Limited	British Virgin Islands	US$50,000	Company with limited liabilities	100%	—	Investment holding

None of the subsidiaries had any loan capital outstanding as of December 31, 2001.

19. INVESTMENTS IN ASSOCIATED COMPANIES

Details of investments in associated companies are as follows:

	2001 RMB'000	2000 RMB'000
		(Note 34)
Share of net assets other than goodwill	**885,618**	354,260
Goodwill		
— Cost	**452,665**	452,665
— Accumulated amortization	**(18,685)**	(7,372)
	1,319,598	799,553
Loan to an associated company	**—**	269,170
	1,319,598	1,068,723

In December 2001, Xing Yuan Dong entered into an agreement with two affiliated companies to establish China Zhengtong Investment Holdings Co., Ltd. ("Zhengtong"). Pursuant to the agreement, Xing Yuan Dong contributed cash amounting to RMB480 million to acquire a 47.06% equity interest in Zhengtong. Zhengtong's principal activity is investment holding.

In December 2000, the Company entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of China Brilliance Automotive Components Group Limited ("Automotive Components") at a consideration of RMB388 million. Automotive Components is an investment holding company incorporated in Bermuda. The principal assets of Automotive Components is a 50% interest in the registered capital of Xinguang Brilliance, a sino-foreign equity joint venture established in the PRC whose principal products are gasoline engines for the use in passenger vehicles and light duty trucks.

The directors are of the opinion that the underlying value of the associated companies is not less than the carrying value as of December 31, 2001.

(Amounts expressed in RMB unless otherwise stated)

19. INVESTMENTS IN ASSOCIATED COMPANIES (Cont'd)

Details of the Group's principal associated companies are as follows:

Name of company	Place of establishment/ incorporation	Registered capital/issued and paid up capital	Legal structure	Percentage of equity interest/ voting right held indirectly	Principal activities
Mianyang Xinchen Engine Co., Ltd.	Mianyang, the PRC	US$8,600,000	Equity joint venture	50%	Manufacturing and sales of automotive engines
Compass Pacific Holdings Limited	Bermuda	HK$1,629,510,000	Company with limited liabilities	12.89%	Investment holding
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd.	Shenyang, the PRC	RMB738,250,000	Equity joint venture	12.77%	Manufacturing and sales of automotive engines
Shenyang Xinguang Brilliance Automotive Engine Co., Ltd.	Shenyang, the PRC	RMB60,000,000	Equity joint venture	50%	Manufacturing and sales of automotive engines
China Zhengtong Investment Holdings Co., Ltd.	Shenyang, the PRC	RMB1,020,000,000	Equity joint venture	47.06%	Investment holding

19. INVESTMENTS IN ASSOCIATED COMPANIES (Cont'd)

Unaudited combined financial information of the associated companies for the year ended December 31, 2001 is summarized as follows:

	2001 RMB'000	2000 RMB'000
Balance sheet		
Current assets	2,288,293	1,306,505
Long-term assets	1,344,050	1,527,258
	3,632,343	2,833,763
Current liabilities	(572,000)	(586,920)
Long-term liabilities	(824,336)	(866,960)
Net assets	2,236,007	1,379,883
Income statement		
Turnover	1,732,108	1,847,422
Net profit	70,678	209,468

20. GOODWILL

	2001 RMB'000	2000 RMB'000
Cost		
Beginning of year	**248,316**	248,316
Additions	**191,267**	—
End of year	**439,583**	248,316
Accumulated amortization		
Beginning of year	**18,919**	12,564
Provision for the year	**6,200**	6,355
End of year	**25,119**	18,919
Net book value		
End of year	**414,464**	229,397
Beginning of year	**229,397**	235,752

The directors are of the opinion that the underlying value of the goodwill is not less than the carrying value as of December 31, 2001.

21. ACCOUNTS RECEIVABLE

An aging analysis of accounts receivable is set out below:

	2001 RMB'000	2000 RMB'000
		(Note 34)
Less than six months	**19,757**	9,532
Between six months to one year	**1,896**	7,516
Between one to two years	**2,823**	17,071
Above two years	**52,690**	51,542
	77,166	85,661
Less: Provision for doubtful debts	**(53,059)**	(58,624)
	24,107	27,037

Credit is offered to customers following financial assessment and an established payment record. Security in the form of guarantees or bank notes is obtained from major customers. Credit limits are set for all customers and may be exceeded only with the approval of senior company officers. Customers considered to be of high credit risk are traded on a cash basis. Designated staff monitor accounts receivable and follow up collection with the customers. General credit terms are between 30 days to 90 days.

22. NOTES RECEIVABLE

Notes receivable are primarily notes received from customers for settlement of trade receivable balances. As of December 31, 2001, all notes receivable are guaranteed by established banks in the PRC and have maturities of between one to six months.

23. OTHER RECEIVABLES

	2001 RMB'000	2000 RMB'000
Advances to third parties	**23,350**	709,977
Subsidies receivable	**81,950**	227,950
Others	**67,403**	60,352
	172,703	998,279

The advances to third parties are guaranteed by JinBei, have no fixed repayment dates and bear interest at 6.1% (2000: Nil) per annum.

24. INVENTORIES

	2001 RMB'000	2000 RMB'000
Raw materials	**319,173**	296,260
Work-in-progress	**46,783**	115,411
Finished goods	**273,417**	399,522
	639,373	811,193
Less: Provision for inventory obsolescence	**(12,404)**	(15,562)
	626,969	795,631

Included in finished goods are inventories of approximately RMB5.3 million (2000: RMB4.0 million) that are stated at net realizable value.

25. SHORT-TERM BANK LOANS

	2001 RMB'000	2000 RMB'000
Secured	**200,000**	428,077
Unsecured	**205,500**	619,152
	405,500	1,047,229

25. SHORT-TERM BANK LOANS (Cont'd)

As of December 31, 2001, the short-term bank loans were

	2001 **RMB'000**	2000 RMB'000
Secured by:		
Property, plant and equipment of Shenyang Automotive with net book value of	—	421,880
Guaranteed by:		
An associated company	—	143,808
The Company	**200,000**	—

26. NOTES PAYABLE

	2001 **RMB'000**	2000 RMB'000
Bank notes	**3,300,000**	3,217,318
Commercial notes	—	350,000
	3,300,000	3,567,318

As of December 31, 2001, the notes payable were pledged by short-term bank deposits of approximately RMB1,925.8 million (2000: RMB905.5 million).

27. ACCOUNTS PAYABLE

An aging analysis of accounts payable is set out below:

	2001 **RMB'000**	2000 RMB'000
Aged less than six months	**666,216**	472,068

28. SHARE CAPITAL AND SHARE OPTIONS

	2001		2000	
	Number of Shares '000	**Amount '000**	Number of Shares '000	Amount '000
Authorized:				
Ordinary shares of US$0.01 each	**5,000,000**	**US$50,000**	5,000,000	US$50,000
Issued and fully paid:				
Ordinary shares of US$0.01 each	**3,666,053**	**RMB303,194**	3,348,053	RMB276,891

a. Share Capital

(i) By a resolution passed on March 31, 2000, the authorized ordinary share capital was increased from US$10,000,000 to US$50,000,000 by the creation of 4,000,000,000 ordinary shares of US$0.01 each.

(ii) On April 14, 2000, as a result of a bonus issue of nineteen shares for every existing shares at then, the outstanding share capital was increased to RMB251.7 million by the capitalization of RMB239.4 million of share premium in full settlement of 2,891,508,255 ordinary shares of US$0.01 each on the basis of nineteen new ordinary shares for every then-existing shares. These shares rank pari passu with the existing shares.

(iii) On April 14, 2000, the Company's shares traded on The New York Stock Exchange Inc. were converted to ADSs at a ratio of 100 shares to 1 ADS.

(iv) On May 25, 2001, arrangements were made for a private placement to professional and institutional investors of 318,000,000 ordinary shares of US$0.01 each at a price of HK$2.20 per share by Zhuhai Brilliance Holdings Company Limited ("Zhuhai Brilliance") and Mr. Yang Rong, Chairman of the Company. The price of HK$2.20 per share represents a discount of approximately 12% to the closing market price of the Company's shares of HK$2.50 per share as quoted on SEHK on May 24, 2001. On the same date, the Company entered into a subscription agreement with Zhuhai Brilliance and Mr. Yang Rong for the subscription of 318,000,000 new ordinary shares of US$0.01 each at a price of HK$2.20 per share. All the shares which were issued during the year rank pari passu with the then existing shares in all respects.

(Amounts expressed in RMB unless otherwise stated)

28. SHARE CAPITAL AND SHARE OPTIONS (Cont'd)

b. Share Options

On September 18, 1999, the Company approved a share option scheme under which the directors may, at their discretion, at any time during the ten years from the date of approval of the scheme, invite employees of any member company of the Group, including executive directors, to take up share options of the Company. The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of options from time to time. The exercise price in relation to each option offer shall be determined by the directors at their absolute discretion, but in any event shall not be less than the greater of (i) 80% of the average of the official closing price of the shares on SEHK for the five trading days immediately preceding the relevant offer date or (ii) the nominal value of the shares. The directors may determine and adjust the period within which the relevant grantee may exercise his or her option and the proportion of the options to be exercised in each period, so long as the period within which the option must be exercised is not more than ten years from the date of grant of the option.

During the year, share options were granted to certain directors and employees of the Company, entitling them to subscribe for a total of 31,800,000 (2000: 304,360,000) ordinary shares of the Company at HK$1.896 (2000: HK$1.059) per ordinary share. The options granted during the year are exercisable from June 2, 2001 to June 1, 2011.

A summary of the movements of share options granted under the scheme during the year and balance outstanding as of December 31, 2001 is as follows:

Exercise price per share	HK$1.896
	Number of share options
Beginning of year	—
Granted during the year	31,800,000
Exercised during the year	—
Cancelled/lapsed during the year	—
Outstanding as of year end	31,800,000

29. EQUITY AND RESERVES

a. Consolidated

	Ordinary shares RMB'000	Share premium RMB'000	Cumulative translation adjustments RMB'000	Dedicated capital RMB'000	Retained earnings RMB'000	Total RMB'000	Proposed dividend RMB'000
Balance as of January 1, 2000	12,332	1,263,322	39,179	5,191	1,217,310	2,537,334	6,497
Bonus issue of 19 shares for 1 share on April 14, 2000 *(Note 28(a)(ii))*	239,370	(239,370)	—	—	—	—	—
Exercise of employee stock options *(Note 28(b))*	25,189	320,001	—	—	—	345,190	—
Dividends declared during the year	—	—	—	—	(9,679)	(9,679)	9,679
Profit for the year	—	—	—	—	958,629	958,629	—
Dividends paid during the year	—	—	—	—	—	—	(16,176)
Dividends proposed subsequent to year end	—	—	—	—	(17,912)	(17,912)	17,912
Balance as of December 31, 2000	276,891	1,343,953	39,179	5,191	2,148,348	3,813,562	17,912
Issue of ordinary shares *(Note 28(a)(iv))*	26,303	689,963	—	—	—	716,266	—
Additional dividends proposed for additional ordinary shares issued *(Note 13)*	—	—	—	—	(1,850)	(1,850)	1,850
Dividends declared during the year	—	—	—	—	(15,544)	(15,544)	15,544
Profit for the year	—	—	—	—	900,269	900,269	—
Transfer to dedicated capital	—	—	—	66,165	(66,165)	—	—
Dividends paid during the year	—	—	—	—	—	—	(35,306)
Dividends proposed subsequent to year end	—	—	—	—	(19,605)	(19,605)	19,605
Balance as of December 31, 2001	303,194	2,033,916	39,179	71,356	2,945,453	5,393,098	19,605
Retained by:							
The Company and subsidiaries	303,194	2,033,916	39,179	71,356	2,889,645	5,337,290	
Associated companies	—	—	—	—	55,808	55,808	
	303,194	2,033,916	39,179	71,356	2,945,453	5,393,098	

29. EQUITY AND RESERVES (Cont'd)

b. Company

	Ordinary shares RMB'000	Share premium RMB'000	Cumulative translation adjustments RMB'000	Retained earnings RMB'000	Total RMB'000	Proposed dividend RMB'000
Balance as of January 1, 2000	12,332	1,263,322	39,179	620,521	1,935,354	6,497
Bonus issue of 19 shares for 1 share on April 14, 2000 *(Note 28(a)(ii))*	239,370	(239,370)	—	—	—	—
Exercise of employee stock options	25,189	320,001	—	—	345,190	—
Dividends declared during the year	—	—	—	(9,679)	(9,679)	9,679
Dividends paid during the year	—	—	—	—	—	(16,176)
Profit for the year	—	—	—	920,972	920,972	—
Dividends proposed subsequent to year end	—	—	—	(17,912)	(17,912)	17,912
Balance as of December 31, 2000	276,891	1,343,953	39,179	1,513,902	3,173,925	17,912
Issue of ordinary shares *(Note 28(a)(iv))*	26,303	689,963	—	—	716,266	—
Additional dividends proposed for additional ordinary shares issued *(Note 13)*	—	—	—	(1,850)	(1,850)	1,850
Dividends declared during the year	—	—	—	(15,544)	(15,544)	15,544
Dividends paid during the year	—	—	—	—	—	(35,306)
Profit for the year	—	—	—	266,909	266,909	—
Dividends proposed subsequent to year end	—	—	—	(19,605)	(19,605)	19,605
Balance as of December 31, 2001	303,194	2,033,916	39,179	1,743,812	4,120,101	19,605

Dividends proposed after the balance sheet date are not recognized as a liability and accordingly are not included as part of the distributions during the year (Note 2b).

The directors consider that the Company had approximately RMB1,744 million (2000: RMB1,514 million) available for distribution to shareholders as of December 31, 2001. Please also refer to Note 11 for details of distribution of profit.

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a. Reconciliation of profit before taxation to net cash inflow from operating activities:

	2001 RMB'000	2000 RMB'000 *(Note 34)*
Profit before taxation	**1,229,680**	1,549,480
Share of profits or losses of associated companies	**(45,448)**	(74,423)
Interest income	**(106,285)**	(106,351)
Interest expense	**178,028**	96,280
Depreciation of fixed assets	**111,922**	106,683
Amortization of other long-term assets	**—**	850
Amortization of goodwill	**6,200**	6,355
Loss on disposals of fixed assets	**4,539**	271
Provision for doubtful debts	**1,352**	227
Provision for doubtful debts written back	**(19,147)**	—
Provision for inventory obsolescence	**3,000**	5,000
Provision for impairment losses on tools and moulds	**30,950**	—
Decrease in accounts receivable	**8,566**	25,397
Increase in notes receivable	**(93,090)**	(85,796)
Increase in notes receivable from affiliated companies	**(237,190)**	(102,211)
Increase in amounts due from affiliated companies	**(477,136)**	(28,082)
Decrease (Increase) in other receivable	**860,387**	(816,588)
(Increase) Decrease in prepayments and other current assets	**(109,967)**	297
Decrease (Increase) in inventories	**168,639**	(419,088)
(Decrease) Increase in notes payable	**(267,318)**	3,166,015
Increase in accounts payable	**181,361**	13,182
Increase in amounts due to affiliated companies	**133,968**	86,401
Increase (Decrease) in customer advances	**45,786**	(75,036)
Increase in other payables	**33,251**	155,727
Increase (Decrease) in accrued expenses and other current liabilities	**8,317**	(29,373)
Increase (Decrease) in taxes payable	**43,739**	(107,284)
	1,694,104	3,367,933

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

b. Effect of acquisition of a subsidiary

The assets and liabilities included in the acquisition are as follows:

	RMB'000
Cash and cash equivalents	6,805
Fixed assets, net	2,552
Inventories, net	2,978
Receivables	98,291
Other assets	539
Payables	(21,734)
Taxes payable	(1,485)
Minority interests	(1,000)
Fair value of net assets acquired	86,946
Goodwill	191,267
Total purchase consideration settled by offsetting against advances to affiliated companies *(Note 30 (d))*	278,213
Effect on cash flow	
Cash and cash equivalents acquired	6,805

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

c. An analysis of changes in financing during the year is as follows:

	Share capital and share premium RMB'000	Short-term bank loans RMB'000	Advances from affiliated companies RMB'000	Pledged Bank Deposits RMB'000	Minority interests RMB'000
Balances as of January 1, 2000	1,275,654	1,590,860	23,402	534,501	915,231
Minority interest acquired	—	—	—	—	(31,007)
Increase in advances from affiliated companies	—	—	28,909	—	—
Increase in pledged bank deposits	—	—	—	371,027	—
Share of profit by joint venture partners	—	—	—	—	268,317
Exercise of employee stock options	345,190	—	—	—	—
Distributions during the year	—	—	—	—	(624,604)
Decrease in short-term bank loans	—	(543,631)	—	—	—
Balances as of December 31, 2000	1,620,844	1,047,229	52,311	905,528	527,937
Issue of ordinary shares	716,266	—	—	—	—
Distributions during the year	—	—	—	—	(214,314)
Increase in advances from affiliated companies	—	—	1,965	—	—
Increase in pledged bank deposits	—	—	—	1,020,277	—
Share of profit by joint venture partners	—	—	—	—	207,756
Minority interest acquired	—	—	—	—	1,000
Decrease in short-term bank loans	—	(641,729)	—	—	—
Balances as of December 31, 2001	2,337,110	405,500	54,276	1,925,805	522,379

(Amounts expressed in RMB unless otherwise stated)

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

d. Major non-cash transactions during the year are as follows:

(i) Purchase consideration amounting to approximately RMB278 million for the acquisition of an indirect equity interest in a subsidiary was offset against certain receivable balances from affiliated companies.

(ii) Amounts due from and due to affiliated companies of approximately RMB87 million were offset after agreement among the parties.

31. RETIREMENT PLAN AND EMPLOYEES' BENEFIT

As stipulated by the regulations of the PRC government, the Company's subsidiaries in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company's subsidiaries are required to make specified contributions to the state-sponsored retirement plan at 20% to 23.5% of the basic salary cost of their staff for 2001 (2000: 20% to 23.5%). Commencing January 1, 1992, Shenyang Automotive agreed to pay a Chinese insurance company to assume the responsibility for making pension payments to all employees retiring after January 1, 1992. JinBei has undertaken to bear all pension payments to employees of Shenyang Automotive who retired prior to January 1, 1992.

The retirement plan contributions payable for the year ended December 31, 2001 was approximately RMB21.2 million (2000: RMB17.6 million).

In addition to the pension contribution, pursuant to the relevant laws and regulations of the PRC, the Company's subsidiaries are required to provide benefits such as housing funds and unemployment insurance for their PRC employees. These provisions, which were approximately RMB10.4 million (2000: RMB32.3 million) for 2001, have been calculated at a certain percentage (approximately 9.8% to 10.9% in 2001 and 29.3% in 2000) of the employees' actual salaries.

The Group's Hong Kong employees are covered by the new mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly contribution to the scheme at 5% of the employees' cash income with the maximum contribution by each of the Group and the employees limited to HK$1,000 per month. The retirement benefit scheme cost charged to the income statement represents contributions payable by the Company to the fund. During the year ended December 31, 2001, contributions amounting to approximately HK$160,000 (2000: Nil) were made.

32. COMMITMENTS

a. Capital commitments

The Group had the following significant commitments which are not provided for in the consolidated financial statements of the Group:

	2001 **RMB'000**	2000 RMB'000
Contracted but not provided for:		
— Construction projects	**6,902**	117,000
— Investment and acquisition	**5,000**	—
— Purchase of equipment	**107,758**	307,953
— Others	**11,022**	166,567
Total	**130,682**	591,520

b. Operating lease commitments

As at December 31, 2001, the total future minimum lease payments payable under non-cancellable operating leases of the Group in respect of leased properties are as follows:

	2001 **RMB'000**	2000 RMB'000 *(Note 34)*
Total future lease payments payable		
Within one year	**3,408**	1,706
Later than one year but not later than five years	**2,721**	3,890
Total	**6,129**	5,596

(Amounts expressed in RMB unless otherwise stated)

33. CONTINGENCIES

As of December 31, 2001, the Group had bank notes of approximately RMB1,145 million (2000: RMB1,523.2 million) which were endorsed or discounted but not yet honored.

As of December 31, 2001, subsidiaries in the Group had provided the following guarantees:

— Corporate guarantees of approximately RMB1,114 million (2000: RMB1,727.5 million) for bank loans and notes drawn by affiliated companies of Shanghai Brilliance;

— Corporate guarantee of approximately RMB25 million (2000: Nil) for notes drawn by affiliated companies of the joint venture partner in Ningbo Yuming; and

— A joint and several proportional guarantee with the joint venture partner of Shenyang Aerospace on a long-term bank loan of approximately RMB540 million drawn by Shenyang Aerospace (2000: RMB540 million) which will expire in 2008.

As of December 31, 2001 the Company had provided guarantees of approximately RMB200 million (2000: Nil) for bank loans of a subsidiary.

34. COMPARATIVE FIGURES

The Group has adopted the following new accounting standards: SSAP 9 (revised) "Events after the balance sheet date", SSAP 14 (revised) "Leases", SSAP 26 "Segmental reporting", SSAP 28 "Provisions, contingent liabilities and contingent assets", SSAP 29 "Intangible assets", SSAP 30 "Business combination", SSAP 31 "Impairment of assets" and SSAP 32 "Consolidated financial statements and accounting for investments in subsidiaries" recently issued by the Hong Kong Society of Accountants. These have resulted in changes to the presentation of various items and comparative financial information has been restated accordingly.

Certain 2000 comparative figures were also reclassified to conform to the current year's presentation.

35. COMPARISON OF US GAAP AND HK GAAP

The Group has prepared a separate set of financial statements for the year ended December 31, 2001 in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

Differences between HK GAAP and US GAAP give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effects of the material differences between HK GAAP and US GAAP are summarized and explained as follows:

	2001 RMB'000	2000 RMB'000
		(Note 34)
Net profit reported under HK GAAP	**900,269**	958,629
Stock-based compensation (a)	**(15,462)**	(88,264)
Capitalization of borrowing costs (b)	**2,270**	4,936
Others	**—**	(5,271)
Net profit reported under US GAAP	**887,077**	870,030

	2001 RMB'000	2000 RMB'000
Net assets reported under HK GAAP	**5,412,703**	3,831,474
Capitalization of borrowing costs (b)	**13,114**	10,844
Others	**(6,014)**	(6,013)
Net assets reported under US GAAP	**5,419,803**	3,836,305

(Amounts expressed in RMB unless otherwise stated)

35. COMPARISON OF US GAAP AND HK GAAP (Cont'd)

a. On June 2, 2001, share options were granted to certain directors and employees of the Group entitling them to subscribe for a total of 31,800,000 ordinary shares of the Company at a discount of 80% of the average closing price of the shares as quoted on SEHK for the 5 trading days immediately preceding the date of grant.

US GAAP requires that discounts granted to employees under a compensatory share option scheme be recognized as compensation and charged to expense over the periods expected to be benefited, to the extent that the fair value of the equity instrument exceeds the exercise price of the option on the date of grant. Since the options granted by the Company vested immediately upon grant, compensation expense amounting to RMB15.5 million (2000: RMB88.3 million) associated with the share options was charged to the income statement.

Under HK GAAP, there is no specific accounting standard to account for the compensation element in share options. Issuance of shares under such scheme will be recorded as normal share issue transactions.

b. Under HK GAAP, the amount of borrowing costs eligible for capitalization includes the actual borrowing costs incurred on that borrowing less any investment income earned on the temporary investment of funds pending their expenditure on the qualified assets. Under US GAAP, temporary investment income earned is ignored. As a result, the amount of the net interest capitalized under HK GAAP is lower than that under US GAAP.

36. APPROVAL OF FINANCIAL STATEMENTS

The financial statements (set out on pages 23 to 78) were approved and authorized for issue by the Board of Directors on April 25, 2002.



BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

華晨中國汽車控股有限公司*

(於百慕達註冊成立之有限公司)





二零零一年年報

目錄

公司資料	2
財務摘要	3
股東週年大會通告	4
董事長致辭	8
管理層討論及分析	10
董事及高級管理層	11
董事會報告	13
核數師報告	21
綜合收益表	23
資產負債表	24
綜合現金流量表	26
財務報表附註	27

公司資料

董事會

仰　融先生*（主席）*
吳小安先生*（副主席）*
蘇　強先生
洪　星先生
楊茂曾先生
何　濤先生
魏盛鴻先生*
黃安江先生*
易敏利先生*

* *獨立非執行董事*

授權代表

仰　融先生
吳小安先生

公司秘書

洪　星先生

註冊辦事處

Cedar House, 41 Cedar Avenue
Hamilton HM12
Bermuda

總辦事處暨主要營業地點

香港
灣仔港灣道23號
鷹君中心
23樓2303－06室

核數師

安達信公司
執業會計師
香港
皇后大道中15號
置地廣場
公爵大廈21樓

主要往來銀行

交通銀行香港分行

紐約託存股份登記過戶處

The Bank of New York
620 Avenue of Americas
6th Floor
New York, N.Y. 10011
U.S.A.

股份過戶處登記處香港分處

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心1901－1905室

本公司法律顧問

美國謝爾曼•思特靈律師事務所
顏施甘百慕達律師行
普蓋茨律師事務所

投資者關係

Weber Shandwick Worldwide (HK) Ltd.
香港
中環都爹利街11號
律敦治中心
帝立大廈18樓

財務摘要

本集團之簡明綜合財務資料

	於及截至十二月三十一日止年度				
	二零零一年	二零零零年	一九九九年	一九九八年	一九九七年
	人民幣	人民幣	人民幣	人民幣	人民幣
	（除每股盈利外以千元為單位）				
收益表數據：					
銷售額	6,218,436	6,306,430	4,351,169	3,227,324	2,431,693
銷售成本	(4,307,988)	(4,436,155)	(2,866,202)	(2,179,866)	(1,763,374)
銷售及行政開支	(657,931)	(575,657)	(505,773)	(415,743)	(311,808)
純利	900,269	958,629	645,425	307,991	172,091
每股盈利	人民幣0.2548元	人民幣0.3042元	人民幣0.2394元	人民幣0.1181元	人民幣0.0660元
資產負債表數據：					
總資產	11,676,823	10,537,104	7,021,145	3,452,653	2,400,162
流動資產	6,127,118	6,076,716	4,782,337	2,148,902	1,682,336
流動負債	5,741,741	6,177,693	3,568,580	1,479,240	710,093
股東權益	5,412,703	3,831,474	2,537,334	1,248,618	952,146

附註：

1. 截至二零零一年及二零零零年十二月三十一日止年度之綜合收益表載於第23頁。截至一九九九、一九九八及一九九七年十二月三十一日止年度之收益表數據乃來自本集團之過往財務報表。

2. 於二零零一年及二零零零年十二月三十一日之綜合資產負債表載於第24及25頁。於一九九九、一九九八及一九九七年十二月三十一日之資產負債表數據乃來自本集團之過往財務報表。

股東週年大會通告

茲通告本公司謹訂於二零零二年六月二十八日(星期五)上午九時正，假座香港灣仔港灣道1號君悅酒店舉行股東週年大會，藉此：

1. 省覽並採納本公司截至二零零一年十二月三十一日止年度之經審核綜合財務報表以及董事會與核數師之報告；

2. 考慮並通過截至二零零一年十二月三十一日止年度宣派之末期股息；

3. 重選董事並授權董事會釐定董事酬金；

4. 授權董事會聘任核數師並釐定彼等之酬金；及

5. 特別事項為考慮並酌情通過下列決議案為普通決議案：

普通決議案

A. 「**動議**：

(a) 在本決議案(c)段的規限下，一般及無條件批准本公司董事在有關期間(定義見下文)內行使本公司一切權力配發、發行或處理本公司股本中之額外股份，或可轉換為該等股份的證券、或購股權、認股權證或可認購任何股份或轉換為股份之類似權利，並訂立和授出可能需要行使該等權力之建議、協議及購股權；

(b) 本決議案(a)段的批准須授權本公司董事於有關期間內訂立和授出可能需要於有關期間後配發股份之建議、協議及購股權；

(c) 本公司董事根據本決議案(a)段的批准可以配發或同意有條件或無條件配發之股份(不論是否根據購股權或其他原因而配發)面值總額，或以其他方式如(i)供股(定義見下文)而發行的股份、(ii)或根據本公司發行之任何認股權證或任何不時已發行並可轉換為本公司股份之證券的條款行使認購權或轉換權、(iii)行使根據本公司不時採納之購股權計劃或類似安排所授出的認購權，以向本公司行政人員及／或僱員授出或發行及／或任何其本公司之替代股份或權利以購買股份、或(iv)根據本公司不時之組織章程細則，任何以股代息或類似安排之全部或

部份股息而配發的股份；惟不得超過本公司於本決議案通過當日的已發行股本面值總額20%，有關批准須受相應限制；

(d) 就本決議案而言：

「有關期間」指由本決議案獲通過之日至下列三者中最早發生者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司章程細則或百慕達任何適用法例規定本公司須舉行下屆股東週年大會之期間屆滿時；及

(iii) 本決議案經本公司股東於股東大會通過普通決議案撤銷或修訂時。」

「供股」指本公司於本公司董事指定之期間內，向指定記錄日期當日股東名冊上之本公司股份持有人按彼等當時之持股量比例發售本公司股份，惟需受董事就零碎股權而視為需要或合宜豁免或其他安排，或因香港或香港以外任何地區之法律上之限制或責任或法律上或實際上之困難，或香港或香港以外任何地區任何認可監管機構或任何證券交易所之規定，作出其認為必要或適當之豁免或其他安排。」

B. 「**動議**：

(a) 一般及無條件批准本公司董事在有關期間（定義見下文）內行使本公司一切權力，於香港聯合交易所有限公司（「聯交所」）及就此而言，經香港證券及期貨事務監察委員會及聯交所認可之任何證券交易所（「認可證交所」）購回本公司本身可能上市之股份，惟須根據並受不時修訂之百慕達一切適用法例和規定、本公司之組織章程細則及聯交所或其他認可證交所證券上市規則所規限；

(b) 本公司根據上文(a)段之批准於有關期間購回股份之面值總額，不得超過本公司於通過本決議案當日已發行股本10%而有關批准須受相應限制；及

(c) 就本決議案而言：

「有關期間」指由本決議案獲通過之日至下列三者中最早發生者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之章程細則或百慕達任何適用法例規定本公司須舉行下屆股東週年大會之期間屆滿時；及

(iii) 本決議案經本公司股東於股東大會通過普通決議案撤銷或修訂時。」

C. 「**動議**待上文第4A項及第4B項決議案獲通過後，本公司董事根據第4A項決議案可以配發或同意有條件或無條件配發本公司之股本面值總額，須加上本公司根據本公司董事於第4B項決議案獲授之授權購回之本公司證券之面值總額，惟該等數額將不得超過於本公司通過本決議案當日已發行股本面值之10%。」

承董事會命
Brilliance China Automotive Holdings Limited
主席
仰融

香港，二零零二年四月二十五日

總辦事外暨主要營業地點：
香港
灣仔
港灣道23號
鷹君中心
23樓
2303－06室

附註：

1. 凡有權出席上述會議通告召開的大會並於會上投票之股東，均有權委任另一位為其代表代其出席和投票。股東可於會上親身投票（如股東為一間公司，則由正式授權代表）或受委或由其受委代表為投票。股東可委託多位代表參加會議，受委代表毋須為本公司的股東。隨附適用於本大會之代表委任表格。

2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）、或經由公證人簽署證明之文件副本，最遲須於大會或其續會舉行時間前四十八小時送達本公司於香港之股分過戶登記處分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心十九樓1901－1905室，方為有效。

3. 填妥並交回代表委任表格後，股東仍可出席股東週年大會，並於會上投票。

4. 本公司將於二零零二年六月二十五日（星期二）至二零零二年六月二十七日（星期四）（首尾兩天包括在內）暫停辦理股份過戶登記手續。股東如欲領取擬發之末期股息，務請將所有過戶文件連同有關之股票，於二零零二年六月二十四日（星期一）下午四時前交回本公司之股份過戶登記處分處香港中央結算證券登記有限公司，地址為香港皇后大道東183號合和中心十七樓1712－16舖位。

董事長致辭



仰　融
主席，總裁
及行政總裁

尊敬的股東們：

儘管二零零一年度是充滿考驗的一年，我們在車輛銷售量方面仍然取得了5.0%的增長。本公司在中國輕型客車市場雖然遇到前無可鑑的海內外競爭，但仍成功保持主導地位。由於我們一直貫徹為客戶提供多種優質且不斷改良的服務，「金杯」品牌在中國輕型客車市場已成為一個值得驕傲的品質象徵。

我們仍然是盈利能力最佳的中國輕型客車製造商。雖然如此，自從本公司接管瀋陽金杯客車製造有限公司（以下簡稱「瀋陽客車」）的管理層以來，這是首次未能錄得淨收入增長，收入減少的原因是為按計劃推出中華牌轎車而產生的額外成本所致。

中國已於二零零一年十一月正式加入世界貿易組織，標誌著中國汽車工業跨進另一個新紀元。隨著關税逐步調低，進

董事長致辭（續）

口汽車將在中國市場掀起更激烈的競爭。在這些挑戰的激發下，我們將會進一步改善現有業務，為股東們帶來更佳價值。

於二零零一年十二月十七日，瀋陽客車與豐田汽車公司訂立一項有關第五代豐田輕型客車 GRANVIA 的技術轉移協議。暫定將於二零零二年下半年開始進行試產，一年後投入商業生產。中華牌轎車由蜚聲國際的 Italdesign 設計，目前正處於試產階段，待取得中國政府機關最終批文後將旋即推出市場。此外，我們目前正與多家國外汽車製造商進行洽商，探討如何利用我們的現有設施進行汽車生產，滿足中國汽車市場與日俱增的需求。

我們相信，在本年內及日後引入上述的新產品是整體策略的重要環節。展望將來，管理層對我們目前的生產策略信心十足，結合員工的聯袂協作，我們定能在未來日子為股東提供美好回報。

最後，本人希望藉此向所有員工和股東致以衷心感激，多謝各位一直以來的支持。

主席

仰融

二零零二年四月十八日



管理層討論及分析

本公司及其經營附屬公司瀋陽客車、寧波裕民機械工業有限公司（「寧波裕民」）、瀋陽興遠東汽車零部件有限公司（「興遠東」）、寧波華晨瑞興汽車零部件有限公司、綿陽華晨瑞安汽車零部件有限公司及瀋陽華晨東興汽車零部件有限公司截至二零零一年十二月三十一日止年度之綜合銷售淨額為人民幣6,218,400,000元，較截至二零零零年十二月三十一日止年度之人民幣6,306,400,000元下降1.4%。銷售額下降主要歸因於瀋陽客車各輕型客車降價及豪華輕型客車銷售略減。

於二零零一年，瀋陽客車合共售出63,009輛輕型客車，較二零零零年所售出之60,018輛輕型客車，上升5.0%。瀋陽客車於二零零一年共售出53,356輛中價輕型客車，較二零零零年所售出之49,873輛，下降7.0%。豪華輕型客車之銷量由二零零零年之10,145輛下降4.8%至二零零一年之9,653輛。

瀋陽客車之銷售成本（包括折舊及攤銷）由二零零零年之人民幣4,436,200,000元下降2.9%至人民幣4,308,000,000元。此項下降主要由於在持續努力下，輕型客車零部件成本下降所致。

本公司經營盈利由二零零零年之人民幣1,283,400,000元下降2.1%至二零零一年之人民幣1,256,000,000元。降幅主要源自為生產轎車而產生的額外前期經營開支及樓宇折舊而導致一般及行政開支大幅上升。銷售及行政開支由二零零零年之人民幣575,700,000元增加14.3%至二零零一年之人民幣657,900,000元，而以銷售額百分比計算，則由二零零零年之9.1%上升至二零零一年之10.6%。除稅及未計少數股東利益前盈利由二零零零年之人民幣1,549,500,000元下降20.6%至二零零一年之人民幣1,229,700,000元。然而稅項於2001年下降為人民幣121,700,000元，2000年為人民幣322,500,000元，係由於興遠東企業所得稅自2000年之33%下降為2001年之7.5%。

綜上所述，本集團之純利由二零零零年之人民幣958,600,000元下降6.1%至二零零一年人民幣900,300,000元。根據已發行股份之平均股數，二零零一年之每股基本盈利為人民幣0.2548元，較二零零零年之每股基本盈利人民幣0.3042元下降16.2%。

展望未來，藉在本年內及日後將不斷增加新產品，作為整體策略的重要環節，管理層對我們目前的生產策略信心十足，結合員工的聯袂合作，我們定能在未來日子為股東提供美好回報。

董事及高級管理層

執行董事

仰　融先生，現年45歲，自一九九二年起出任本公司董事會主席、總裁及行政總監，亦是瀋陽客車董事長。仰先生負責本公司整體管理工作。仰先生獲頒成都西南財經大學經濟博士學位，現任該大學的國際商學院客席教授及校董會主席。仰先生亦是中國金融教育發展基金會常務理事及副主席。

吳小安先生，現年40歲，自一九九三年起出任本公司副董事長、執行副總裁及財務總監。吳先生負責本公司行政、債務及股權管理工作。吳先生獲授北京外語學院文學士學位及紐約 Fordham 大學商業管理碩士學位。吳先生在商業銀行方面有豐富經驗，並於一九八八年至一九九三年間，曾出任中國銀行紐約分行副經理。

蘇　強先生，現年36歲，自一九九二年起出任本公司董事及執行副總裁。蘇先生負責本公司行政及生產管理工作。蘇先生獲頒中國人民大學文學士學位及中國人民銀行研究院畢業證書。蘇先生於一九九五年至一九九七年間，曾任瀋陽客車總經理。

洪　星先生，現年39歲，自一九九三年起出任本公司董事及執行副總裁。洪先生在一九八四年獲頒北京外語學院文學士學位，以及紐約哥倫比亞大學法律學院法學博士學位，在美國亦是一位合資格律師。一九八五年至一九八六年，洪先生於中國外交部執行職務。一九八六年至一九九零年，洪先生是紐約聯合國總部的國際公務員。

楊茂曾先生，現年66歲，自一九九五年起出任本公司董事、副總裁及會計總監。楊先生負責本公司行政及財務管理工作。楊先生畢業於東吳大學，並於一九九三年曾任中國銀行開曼群島分行總經理。

何　濤先生，現年30歲，自一九九八年十一月起出任董事。何先生於一九九五年加入瀋陽客車，出任財務總監，副總經理及董事。何先生負責本公司財務管理公司。何先生獲授上海財經大學文學士學位。何先生於一九九三年至一九九五年間，曾任職中國洛陽華晨機械控股有限公司會計部經理。

董事及高級管理層（續）

獨立非執行董事

魏盛鴻先生，58歲，現為中國民生銀行副行長。於一九八三年，魏先生出任新疆自治區中國人民銀行副行長，以及新疆外管局局長。隨後，彼出任新疆自治區中國人民銀行行長。於一九八九年，魏先生出任中國人民銀行總行教育司司長，其後出任中國人民銀行總行條法司司長。

黃安江，48歲，現為中國高級公證人及律師。黃先生曾為 China Legal & Service (Hong Kong) Limited 之董事兼副總經理。黃先生亦為北京公證人辦事處及北京司法部公證人部門之副理事。黃先生亦為北京公證人協會之總秘書以及中國國家公證人辦事處處長。彼現亦為中國公證人協會會員以及中國法律協會會員及中國經濟法協會（北京分會）會員。

易敏利先生，現年40歲，於二零零一年二月十三日獲委任為本公司之獨立非執行董事。易先生為位於四川省成都市之西南財經大學國際商業學院教授。

公司秘書

洪　星先生，現年39歲，自一九九三年起出任本公司董事及執行副總裁。洪先生在一九八四年獲頒北京外語學院文學士學位，以及紐約哥倫比亞大學法律學院法學博士學位，在美國亦是一位合資格律師。一九八五年至一九八六年，洪先生於中國外交部執行職務。一九八六年至一九九零年，洪先生是紐約聯合國總部的國際公務員。

董事會報告

董事會謹此提呈本報告書連同本公司與其附屬公司(「本集團」)截至二零零一年十二月三十一日止年度之經審核財務報表。

主要業務

本公司係一間控股公司，其於瀋陽客車之主要權益為其主要營運資產。本公司過往之收入乃來自瀋陽客車之輕型客車於中國之銷售額，因此，本公司之營運業績主要由瀋陽客車銷售價格、銷售量及生產成本所帶動。於一九九八年五月，本公司收購兩間零件供應商之間接權益：一間全外資擁有中國企業寧波裕民51%之股本權益，寧波裕民之主要業務為生產車窗模、車窗框及其他汽車零件；及中外合資合營企業綿陽新晨50%之股本權益，綿陽新晨為製造用於載客汽車及輕型貨車之氣油發動機製造商。於一九九八年十月、二零零零年六月及二零零零年七月，本公司成立興遠東、寧波華晨瑞興汽車零部件有限公司及綿陽華晨瑞安汽車零部件有限公司作為其全資擁有附屬公司，以集中及鞏固瀋陽客車零部件之採購事宜。於二零零零年十二月，本公司收購一間中外合資合營企業瀋陽新光華晨汽車發動機有限公司(「瀋陽新光」)50%之股本權益，瀋陽新光為製造用於載客汽車之氣油發動機製造商。於二零零一年十二月，本公司收購國內一間外資瀋陽華晨東興汽車零部件有限公司100%之股本權益。因此，本公司盈利基利基礎有所擴大，而未來之財務業績可能與瀋陽客車有所差別。

營業額及貢獻

本集團截至二零零一年十二月三十一日止年度之營業額及經營盈利貢獻，按產品類別分析如下：

	營業額 人民幣千元	經營盈利貢獻 人民幣千元
銷售輕型客車	5,974,426	1,874,408
銷售汽車零部件	244,010	36,040
合計	6,218,436	1,910,448
其他收入		38,863
銷售開支		(275,872)
一般及行政開支		(382,059)
其他經營開支		(35,405)
經營盈利		1,255,975

財務業績

本集團截至二零零一年十二月三十一日止年度之業績乃載於財務報表第23頁。

流動資產及財務資源

本集團截至二零零一年十二月三十一日止年度之現金流量狀況分析乃載於財務報表第26頁及附註30。

股息

董事建議派發截至二零零一年十二月三十一日止年度之末期股息每股0.005港元。有待於二零零二年六月二十八日舉行之股東週年大會上獲得股東通過，末期股息將於二零零二年七月三日或之前支付予彼等名字載於二零零零年六月二十七日之股東名冊內之股東。本公司將於二零零二年六月二十五日至二零零二年六月二十七日（首尾兩日包括在內）暫停股份過戶登記。有關派發或建議派發股息之詳情乃載於財務報表附註13。

五年財務概要

本集團於過去五財政年度之業績、資產及負債概要乃載於第3頁。

儲備

本集團及本公司截至二零零一年十二月三十一日止年度之儲備變動乃載於財務報表附註29。

固定資產

本集團截至二零零一年十二月三十一日止年度之固定資產變動乃載於財務報表附註15。

附屬公司及聯營公司

有關附屬公司及聯營公司之詳情乃載於財務報表附註18及19。

股本及購股權

本公司截至二零零一年十二月三十一日止年度之股本變動詳情乃載於財務報表附註28。

於二零零一年六月二日，本公司授予若干董事及僱員購股權，根據本公司一九九九年九月十八日通過的購股權計劃，按每股1.896港元認購合共31,800,000股股份。該等購股權於緊隨獲授後賦予權利，並於十年內可予行使。

已授予本公司董事之購股權詳情如下：

姓名	購股權數目
仰　融	7,800,000
吳小安	2,800,000
蘇　強	2,338,000
洪　星	2,338,000
何　濤	2,338,000
楊茂曾	2,338,000

於二零零一年十二月三十一日，上列購股權概未行使。於截至二零零一年十二月三十一日止年度內，按本公司購股權計劃之規定，並無購股權被註銷或逾期。

由於計算該項認股權的一些關鍵性變數不能決定，董事認為對於確定於本會計年度根據認股權協議所授出的認股權價值並不恰當。決定該項認股權中的一些關鍵性變數，包括於認購該項購股權時之認購價，在某些情況下可能調整，以及被授人是否將會實施該項購股權不肯定。鑒於購股權的時限長度以及認購價和可能認購股數可能在認購該項購股權之前有所調整，董事認為認股權價值係基於眾多變數既難於確定或僅能在理論性或按推測性基礎上設定。因此，董事認為任何關於購股權價格之計算在此情況下，將無意義或將誤導股東。

董事

於截至二零零零年十二月三十一日止年度及直至本報告刊發日期在任之本公司董事如下：

執行董事：

仰　融先生（*主席*）
吳小安先生（*副主席*）
蘇　強先生
洪　星先生
楊茂曾先生
何　濤先生

獨立非執行董事：

魏盛鴻先生
黃安江先生
易敏利先生

於應屆本公司股東週年大會上，吳小安先生、蘇強先生及楊茂曾先生將遵照本公司之公司細則第99條退任，惟彼等有資格並願意膺選連任。

主要股東

根據於二零零零年十二月三十一日按照香港法例（第396章）之證券（披露權益）條例（「證券（披露權益）條例」）第16(1)條規定存置之主要股東名冊所載，以下股東擁有本公司10%或以上之股本權益：

名稱	實益持有股份數目	持股百分比
中國金融教育發展基金（「該基金」）	1,446,121,500股	39.45%

除上述所披露者外，於二零零一年十二月三十一日，概無根據證券（披露權益）條例規定存置之股東名冊所載之股東擁有本公司10%或以上之權益。

董事之股份權益

於二零零零年十二月三十一日，根據證券（披露權益）條例（「披露權益條例」）第29條存置之股東登記名冊所載之董事股份權益如下：

董事姓名	權益類別	股份數目
仰　融	個人	85,730,000
何　濤	個人	35,045,000
蘇　強	個人	34,500,000
吳小安	個人	30,000,000
洪　星	個人	26,640,000
楊茂曾	個人	2,800,000

除上述所披露者外，各董事、行政總裁或彼等各自之聯系人士概無於本公司或任何聯營公司（定義見披露權益條例）之股本或債項證券中擁有任何權益。

董事收購股份或債券之權利

截至二零零一年十二月三十一日止年度任何時間，本公司或其任何附屬公司並無作出任何安排至令各董事可藉購買本公司或任何其他法人團體之股份或債券而獲益。亦概無董事或其配偶或十八歲以下子女擁有任何權利認購本公司證券，或已於年內行使任何該等權利。

董事之合約權益

於年結日或本年度內任何時間，並無任何本公司董事在本公司或其任何附屬公司或聯營公司在任何有關本集團業務之重大合約上直接或間接擁有任何重大權益。

董事之服務合約

以下各執行董事，仰融先生、吳小安先生、蘇強先生、洪星先生及何濤先生，於二零零零年八月二十一日與本公司訂立由二零零零年十月一日起為期五年的服務協議。

除上文所披露者外，董事概無與本集團成員公司訂立任何僱主須作補償（法定賠償除外）方可於一年內終止之服務合約。

購買、出售或贖回

年內，本公司或其任何附屬公司並無購買、出售或贖回任何本公司之證券。

借貸及利息資本化分析

有關本集團於年結日之銀行貸款之詳情載於財務報表附註25及26。利息資本化的詳細內容載於財務報表附註5、6及17。

資本與負債比率

資本與負債比率，計算方法係以總負債被除於股東權益，於二零零一年十二月三十一日約為1.06（二零零零年：1.61）。該比率之下降主要由於本年內之歸還銀行貸款所致。

優先購買權

本公司之公司細則或百慕達法例均無訂明有關本公司必須按現有股東之持股比例向彼等提呈發售新股份之規定。該等條文已在聯交所證券上市規則（「上市規則」）中規定。

主要客戶及供應商

於二零零一年度內，本集團五大客戶之總銷售額佔本集團營業額約60%，而本集團最大客戶之銷售額約佔42%。本集團五大供應商之採購總額佔本集團總採購額約26%，而本集團最大供應商之採購額則約佔9%。

就董事會所知，各董事、彼等之聯繫人士或擁有本公司已發行股本5%以上之股東概無於本集團任何五大客戶或五大供應商之股本持有任何權益。

關連交易

下列之關連交易在本公司股份於聯交所上市後訂立及／或繼續進行。聯交所已在若干附帶條件下，豁免本公司嚴格遵守聯交所證券上市規則（「上市規則」）第十四章有關該等交易之規定。

	人民幣千元
由寧波裕民向寧波裕民之一位少數股東秦先生擁有的全資附屬公司採購物件及零部件	33,524
由興遠東向金杯之聯營公司採購物件及零部件	201,176
由瀋陽客車向金杯之聯營公司採購物件及零部件	115,870
由興遠東向 Tieling Brilliance 採購物件及零部件	14,950
由瀋陽客車向金杯之聯營公司進行銷售	14,923

除上述披露外，董事認為，於財務報表附註9所披露之關連人士交易不構成上市規則所規定之關連交易。

本公司獨立非執行董事確認，在二零零一年之所有關連交易（本集團之任何成員公司為訂約一方者）中；

1. 是在本集團日常及一般業務情況下訂立；

2. 是(a)以一般商業條款(b)以不遜給予或來自（視乎情況而定）獨立第三方之條款訂立，或(c)倘就確定(a)或(b)之條款而言並無可資比較之情況下，則就本公司股東而言，以屬公平合理之條款訂立。

本公司核數師已審閱該等交易及向董事會確認：

1. 董事會已批准該等交易；及

2. 該等交易已根據監管該交易之有關協議之條款訂立並在聯交所已批准之限額範圍內。

上市所得款項用途

於二零零一年十二月三十一日，本公司已動用其上市所得款項中約人民幣350,000,000元，購置沖壓設施及擴增新生產設施，以及約人民幣150,000,000元，用於營運資金所需。

僱員

於二零零一年末，本集團之僱員約有7,500人，彼等全年酬金(不包括董事酬金) 約為人民幣169,794,000元。本集團務使僱員之薪酬水平具有競爭性，在本集團工資及花紅結構範圍內，並提供強制性公積金及購股權計劃，按其工作表現給予獎勵。本集團盡力為其營運，聘用高度專業成員。

最佳應用守則及審計委員會

董事會認為，本公司已在整年內遵守聯交所證券上市規則附錄14之最佳應用守則。根據最佳應用守則，本公司已成立由三位獨立非執行董事組成之審計委員會。審計委員會之職責是與管理層審閱本集團所採納之會計政策及討論核數及財務報告事宜。

核數師

本公司之財務報表是由安達信公司審核而其將任滿告退，在股東週年大會上將會提呈決議案授權董事會聘任核數師並釐定彼等之酬金。

代表董事會

董事
吳小安

香港
二零零二年四月二十五日

核數師報告

ANDERSEN
安達信

安達信公司
香港中環
皇后大道中15號
置地廣場
公爵大廈21樓

華晨中國汽車控股有限公司
(於百慕達註冊成立之有限公司)
列位股東

本核數師行已完成審核刊於第23頁至第78頁按照香港公認會計原則編製的財務報表。

董事及核數師的個別責任

貴公司之董事須負責編製真實與公平的財務報表。在編製該財務報表時，董事必須貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該財務報表作出獨立的意見，並向股東報告。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷，所釐定的會計政策否適合　貴公司及　貴集團的具體情況，及是否貫徹運用並足夠披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切認為必需的資料及解釋為目標，使本行能獲得充分的憑證，就該等財務報表是否有重要錯誤陳述，作出合理的確定。在作出意見時，我們亦衡量該等財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

本行認為上述的財務報表均真實與公平地反映　貴公司及　貴集團於二零零一年十二月三十一日的財務狀況及　貴集團截至該日止年度的盈利和現金流量，並已按照香港公認會計原則及香港公司條例之披露要求而妥善編製。

安達信公司
執業會計師

香港
二零零二年四月二十五日

綜合收益表

截至二零零一年十二月三十一日止年度
（除每股數額外，所有款額均以人民幣千元為單位）

	附註	**二零零一年**	二零零零年 *(附註34)*
營業額	4, 9a	**6,218,436**	6,306,430
銷售成本	9a	**(4,307,988)**	(4,436,155)
毛利		**1,910,448**	1,870,275
其他收益	4	**38,863**	8,917
銷售開支	9a	**(275,872)**	(364,871)
一般及行政開支	9f	**(382,059)**	(210,786)
其他開支		**(35,405)**	(20,149)
經營盈利		**1,255,975**	1,283,386
利息收入	4, 5, 9f	**106,285**	106,351
利息開支	6	**(178,028)**	(96,280)
所佔聯營公司盈利或虧損	19	**(45,448)**	74,423
其他收入	4	**—**	181,600
除税前盈利	7	**1,229,680**	1,549,480
所得税開支	10	**(121,655)**	(322,534)
除税後但未計少數股東權益前盈利		**1,108,025**	1,226,946
少數股東權益		**(207,756)**	(268,317)
股東應佔純利	12	**900,269**	958,629
股息	13	**36,999**	27,591
每股盈利			
— 基準	14	**人民幣0.2548元**	人民幣0.3042元
— 攤薄	14	**不適用**	人民幣0.2953元

由於本年內除純利外概無經確認盈虧，故並無獨立呈列經確認盈虧報表。

資產負債表

於二零零一年十二月三十一日
(以人民幣千元為單位)

	附註	綜合 二零零一年	綜合 二零零零年	本公司 二零零一年	本公司 二零零零年
			(附註34)		(附註34)
固定資產，淨額	9f, 15, 25	**2,375,875**	646,951	**1,847**	1,286
無形資產	16	**681,100**	681,100	—	—
在建工程	17	**713,219**	1,831,596	—	—
於附屬公司之投資	18	—	—	**3,931,999**	2,907,981
於聯營公司之投資	19	**1,319,598**	1,068,723	—	—
商譽，淨額	20	**414,464**	229,397	—	—
其他長期資產		**645**	2,621	—	—
向一間聯屬公司長期墊支	9g	**44,804**	—	—	—
流動資產：					
現金及現金等價物		**1,220,226**	1,338,038	**33,108**	45,395
短期銀行存款		—	492,355	—	—
已質押短期銀行存款	26	**1,925,805**	905,528	—	—
應收票據	22	**235,167**	129,578	—	—
應收聯屬公司票據	9c	**686,869**	449,679	—	—
應收賬款，淨額	21	**24,107**	27,037	—	—
應收聯屬公司 賬款，淨額	9b	**596,937**	101,763	—	—
其他應收款項	23	**172,703**	998,279	—	—
預付款項及 其他流動資產	9d	**339,949**	230,021	**2,145**	309
存貨，淨額	24	**626,969**	795,631	—	—
應收股息		—	—	**63,086**	33,709
向聯屬公司墊支	9g	**298,386**	608,807	**117,905**	215,947
流動資產總額		**6,127,118**	6,076,716	**216,244**	295,360

資產負債表（續）

於二零零一年十二月三十一日
（以人民幣千元為單位）

	附註	綜合 二零零一年	綜合 二零零零年 (附註34)	本公司 二零零一年	本公司 二零零零年 (附註34)
流動負債：					
短期銀行貸款	25	**405,500**	1,047,229	—	—
應付票據	26	**3,300,000**	3,567,318	—	—
應付賬款	27	**666,216**	472,068	—	—
應付聯屬公司款項	9e	**492,079**	429,606	—	—
客戶墊支		**83,559**	37,773	—	—
其他應付款項		**385,661**	349,522	**5,272**	4,948
應付合營企業夥伴股息		**46,452**	1,747	—	—
應計開支及其他流動負債		**73,730**	65,630	**4,909**	5,128
應繳税項		**234,268**	154,489	**203**	203
來自聯屬公司之墊支	9h	**54,276**	52,311	—	2,511
流動負債總額		**5,741,741**	6,177,693	**10,384**	12,790
流動資產(負債)淨值		**385,377**	(100,977)	**205,860**	282,570
少數股東權益		**522,379**	527,937	—	—
資產淨值		**5,412,703**	3,831,474	**4,139,706**	3,191,837
資金來源：					
股本	28, 29	**303,194**	276,891	**303,194**	276,891
股份溢價	29	**2,033,916**	1,343,953	**2,033,916**	1,343,953
儲備	29	**3,055,988**	2,192,718	**1,782,991**	1,553,081
建議股息	29	**19,605**	17,912	**19,605**	17,912
股東資金		**5,412,703**	3,831,474	**4,139,706**	3 ,191,837

於二零零二年四月二十五日經董事會批准，並代表董事會簽署如下：

董事
吳小安

董事
何濤

綜合現金流量表

於二零零一年十二月三十一日
(以人民幣千元為單位)

	附註	二零零一年	二零零零年 *(附註34)*
經營業務中現金流入淨額	30a	**1,694,104**	3,367,933
投資回報及融資成本			
已收利息		**77,207**	116,029
已付利息		**(227,192)**	(175,398)
向一間聯營公司收取之股息		—	42,434
向合營企業夥伴支付之股息		**(169,630)**	(28,692)
已付股息		**(35,306)**	(21,690)
源自投資回報及融資成本之現金流出淨額		**(354,921)**	(67,317)
稅項			
已付中國企業所得稅		**(183,845)**	(369,373)
投資業務			
添置固定資產及在建工程		**(733,356)**	(936,279)
短期銀行存款減少／(增加)		**492,355**	(174,966)
出售固定資產所得款項		**25,085**	179
收購一間附屬公司、減除所購現金	30b	**6,805**	—
添置其他長期資產		—	(1,194)
於聯營公司之投資增加		**(480,000)**	(16,635)
向聯營公司墊支(減少)增加		**269,170**	(241,299)
向聯屬公司墊支(減少)增加		**90,566**	(1,054,528)
投資活動中現金流出淨額		**(329,375)**	(2,424,722)
融資活動前現金流入淨額		**825,963**	506,521
融資活動	30c		
來自聯屬公司之墊支增加		**1,965**	28,909
已質押短期銀行存款增加		**(1,020,277)**	371,027
發行普通股所得款項		**716,266**	345,190
短期銀行貸款減少		**(641,729)**	(543,631)
融資活動現金流出淨額		**(943,775)**	(540,559)
現金及現金等價物減少		**(117,812)**	(34,038)
年初之現金及現金等價物		**1,338,038**	1,372,076
年終之現金及現金等價物		**1,220,226**	1,338,038

1. 組織及營運

Brillance China Automotive Holdings Limited(「本公司」)於一九九二年六月九日於百慕達註冊成立為有限公司。本公司之美國託存股份及股份分別於紐約證券交易所及香港聯合交易所有限公司買賣。本公司乃一間投資控股公司，本公司附屬公司(連同本公司，統稱「本集團」)的主要業務是在中華人民共和國(「中國」)從事製造及銷售輕型客車及汽車零部件。

2. 主要會計政策

本公司及本集團之財務報表之編製已遵守香港會計師公會頒佈之會計實務準則、香港公認會計原則、香港公司條例的披露規定及香港聯合交易所有限公司(「聯交所」)證券上市規則之規定。主要會計政策概述如下：

a. 編製基礎

財務報表乃根據歷史成本慣例而編製。

b. 採納會計實務準則

在本年度內，本集團首次採納以下由香港會計師公會所頒佈的會計實務準則(「會計實務準則」)：

會計實務準則第9號(經修訂)	結算日後事項
會計實務準則第14號(經修訂)	租賃
會計實務準則第26號	分類呈報
會計實務準則第28號	撥備、或然負債及或然資產
會計實務準則第29號	無形資產
會計實務準則第30號	業務合併
會計實務準則第31號	資產減值
會計實務準則第32號	綜合財務報表及於附屬公司投資之會計處理方法

除採納上述準則外，本集團亦採納其後有變動的會計實務準則第10號「於聯營公司投資的會計處理方法」、第17號「物業、廠房及設備」及第18號「收益」。

2. 主要會計政策（續）

b. 採納的會計實務準則（續）

採納上述會計準則對本集團及本公司財務報表之影響表列如下：

	本集團及本公司			
	二零零一年		二零零零年	
	經營盈利	**淨資產期初結餘**	經營盈利	淨資產期初結餘
	人民幣千元	**人民幣千元**	人民幣千元	人民幣千元
會計實務準則第9號（經修訂）	**—**	**17,912**	—	6,497

會計實務準則第9號（經修訂）規定企業何時須就結算日後事項而調整其財務報表，當獲准刊發財務報表時企業須披露有關日期及結算日後事項。尤其倘在結算日後方建議或宣派股息予股本票據持有人，則企業不應將該等股息入賬為結算日的負債。該項會計政策變動已追溯應用。

會計實務準則第26號確立以分類方式呈報財務資料，以幫助財務報表的使用人更加理解企業的狀況和整體而言，對企業作出更明智的判斷。該項會計政策變動已追溯應用。由於本集團之綜合營業額及綜合經營盈利中分別不足10%乃來自生產輕型客車以外的業務分類及來自中國市場以外的銷售，因此並無按業務或地域劃分之分析。

本年報內所呈列的二零零零年度比較數字，已作出因採納上述全新會計準則所產生調整的影響。

除財務報表各別附註中已披露者外，本公司認為採納會計實務準則或其後對上述會計實務準則所作出的變動將不會對本集團及本公司的財務報表有任何重大影響。

2. 主要會計政策（續）

c. 綜合賬目基礎

本集團綜合財務報表包括本公司及由其控制的企業的財務報表。倘本集團有權管治另一企業的財務和經營政策並籍此從該公司的業務中獲得利益，即說明本集團對該企業具有控制權。在年度所收購或出售的附屬公司的業績會由或至其收購或出售的生效日期時綜合。少數股東應佔權益和淨收入在本集團資產負債表和損益表中分別獨立呈示。

集團間結餘及交易和所產生的未變現盈利會悉數抵銷。來自集團間交易之未變現虧損會抵銷，除非成本未能收回者除外。綜合財務報表對相似的交易及在類似情況下進行的其他事項均使用統一的會計政策而編製。

在本公司的財務報表內，在附屬公司的投資均以成本減累積減值虧報（如有）入賬。附屬公司業績已包括在本公司的收益表內，惟以已收或應收股息為限。

d. 營業額

營業額乃指貨品之發票值減消費稅、折讓及退貨。

e. 收益確認

如交易之經濟利益將會流入本集團，而收益及成本（如適用）又能可靠地計算，則營業額將按下列基準予以確認：

(i) *貨品銷售*

貨品銷售於貨品所有權之重大風險及回報轉移往客戶時確認。

(ii) *利息收入*

利息收入根據未到期本金按時間基準及適用利率計算後確認。

2. 主要會計政策（續）

e. 收益確認（續）

(iii) *股息收入*

股息乃於收取款項之權利確立時確認。

(iv) *補貼收入*

補貼收入於收取補貼之權利確立時確認。

f. 遞延稅項

遞延稅項乃以負債法，就為課稅而計算之盈利與呈列於財務報表上之盈利兩者間之時差作出撥備，惟以預見之將來可能出現有關負債或資產之程度為限。

g. 外幣換算

本公司及其附屬公司以彼等各自的呈報貨幣準備賬目及記錄。本公司及其附屬公司之適用貨幣為中國人民幣（「人民幣」）。以其他貨幣進行之交易乃按交易進行日期中國人民銀行所報之統一滙率換為人民幣。以其他貨幣為單位之貨幣資產及負債乃按結算日之適用統一滙率換算為人民幣。所有滙兑差額在發生的年度在收益表內確認。

股東權益項下之累積滙兑調整指來自本公司過往年度之功能貨幣變動之滙兑差額。

h. 借貸成本

借貸成本包括利息費用及與借入資金有關的其他成本，包括與借貸有關的折讓或溢價的攤銷，及安排借貸款時發生的次要費用的攤銷和外幣借貸所引起的滙兑差額，惟只限於就利息費用而言屬調整者。

2. 主要會計政策（續）

h. 借貸成本（續）

收購、興建及生產特定因需要相當時間作準備方可作擬定用途之特定資產直接有關而可資本化為資產成本的一部分。借貸成本於資產產生支出和借貸成本及為準備資產作擬定用途進行時開始資本化。借貸成本乃按有關借貸截至該項資產完成之日之加權平均成本（包括該等借貸所產生之實際借貸成本減有關借貸尚未應用前用作短期資金投資所賺取之任何投資收入）撥充資本。

其他借貸成本被視為微不足道而在發生的年度內確認為開支。

i. 撥備

撥備只在滿足下列所有條件時予以確認：企業因過去事項而承擔現時負債（法定或推定），而解除該負債很可能需要含有經濟利益的資源流出企業且該負債金額能夠可靠地估計。撥備在每個結算日予以複核，並按照能反映當前的最佳估計進行調整。凡貨幣之時間價值的影響重大，則撥備的金額為解除負債預期所需支出的現值。

輕型客車在出售時，包括一項十八個月或30,00公里（以較早發生者為準）的有限度保養服務。在保養期間，本集團就部件及人工向維修站作出支付，作為保養的覆蓋範圍；其後，客戶必須支付全有部件及人工。

保養費用在銷售被確認時根據履行所有責任的估計成本（包括處理費及運輸費）計值。估計保養費用所使用的假設會定期因應實際情況而重新評估。

2. 主要會計政策（續）

j. 僱員福利

根據中國法例及法規，為本集團中國員工供款的基本老年保險及其他福利乃根據由省政府所訂出的準標薪金的43.8%至50.4%每月向政府機關支付。該等供款之中，其中介乎29.8%至34.4%由本集團負責而其餘由員工負責。政府機關須就該等員工在彼等退休時的退休金責任負債。本集團以應計方式對該等供款記賬。

h. 現金及現金等價物和短期銀行存款

現金指手頭現金及存放於銀行及其他財務機構並可按通知即時取回之存款。現金等價物指可隨時轉換為已知款額之現金，且原本期限為三個月或更短時間之短期及高流動性投資，並要承受甚低的價值變動風險。

到期日介乎三個月至十二個月之銀行存款，均會被分類為短期存款。

l. 貿易應收賬款及其他應收款項

貿易應收賬款及其他應收款項在扣除呆賬撥備後以成本列值。

m. 存貨

存貨按成本及可變現淨值兩者較低者入賬。

成本以移動平均法計算，包括所有採購成本、轉換成本和其他把存貨運往現時地點和使其投入現時狀態而產生之成本。

可變現淨值為估計於日常業務過程中之銷售價減完成之估計成本和進行銷售所需之估計成本。

當存貨售出時，該等存貨之賬面值會於有關收入獲確認期間被當作開支予以確認。存貨撇減至可變現淨值之任何款額或存貨之所有虧損，會於撇減或虧損出現期間當作開支確認。因可變現淨值增加而撥回之任何存貨撇減款額，會於撥回發生期間視為當作開支確認之存貨款額減少而予以確認。

2. 主要會計政策（續）

n. 固定資產及折舊

固定資產按成本值扣除累計折舊及累計減值虧損（如有）入賬。資產之成本值包括其購入價及任何令資產達致擬訂用途所需之操作狀況及地點之直接應計成本。在固定資產投入運作後所產生之支出（如修理、保養及徹底檢查所需費用）通常於上述支出產生期間自收益表扣除。在能清楚顯示有關支出已導致預期使用固定資產所得未來經濟效益增加超過其原先評估的表現水平之情況下，支出均撥充資本，作為固定資產之額外成本。

折舊乃按直線法基準以估計撇銷成本的預期使用年期的年率減去每項資產的10%餘值計算。年率表列如下：

樓宇	5%
機器及設備 （不包括特別用具及模具）	10%
傢俬、裝置及辦公室設備	20%
汽車	20%

包括在機器及設備內之特別用具及模具之成本，以彼等估計生產年期予以攤銷。

土地使用權按租賃年期以直線法攤銷。

資產的使用年期及折舊方法會定期檢討。

當資產出售或棄用時，其成本及累積折舊與攤銷從賬目中撇除，而出售該等資產所引致之任何盈虧則計入收益表內。

o. 在建工程

在建工程為興建中之廠房及辦公大樓及尚未安裝之機器設備，並以成本減累計減值虧損（如有）列值。此等成本包括建築成本、購入機器及設備及其他直接成本加借貸成本（當中包括在興建期間，為該等項目融資而使用的借貸所引起的利息支出），惟只限於就利息費用而言被視為調整者。

在建工程要直至有關資產完成興建並並可用作擬訂用途為止，方會作出折舊。

2. 主要會計政策（續）

p. 無形資產

無形資產初步以成本計算。如無形資產應佔之未來經濟利益將會流入企業，而資產之成本又能可靠地計算，則無形資產會被確認。

內部所產生的無形資產會在產生期間從收入中扣除，惟符合以下條件的開發成本除外：

- 產品或工序被清晰地界定而成本均獨立地確認及可靠地計算；
- 能呈現產品或工序在技術方面的可行性；
- 產品或工序將會在集團內出售或使用；
- 產品或工序方面有潛在的市場存在或作內部使用時，能呈現該使用性；及
- 具備生產產品或完成工序所需的技術、財政及其他資源。

在購入無形資產或在其完成後的開支會在發生時被確認為支出，除非預期該開支將能令資產所得未來經濟效益超過其原先評估的表現水平，並能夠可靠地計算及歸入該資產，在此情況下，該項開支將會被計入為無形資產的成本內。

在初步確認後，無形資產會按成本減累計攤銷和任何累計減值虧損計算。

無形資產乃以直線法基準按其估計可使用年期攤銷。攤銷期及攤銷方法會在各財政年度結束時檢討。

2. 主要會計政策（續）

q. 在聯營公司的投資

投資在聯營公司而本集團可行使重大影響力者會在綜合財務報表中以資本會計法計算，在綜合財務報表中，於聯營公司之投資乃根據資本會計法入賬，即有關投資初步以成本值記錄，並隨後調整以確認本集團所佔聯營公司收購後盈虧、收取自聯營公司之分派及概無載於收益表內之聯營公司之其他變動而令本集團在聯營公司的權益比例的其他所需變動減累計減值虧損（如有）。本集團應佔聯營公司在收購後的業績已包括在綜合收益表內。

r. 在合營企業的權益

本集團以中外合資合營企業方式在中國之合營企業作出投資。就中外合資合營企業而言，合營夥伴盈利分配比率及合營企業年期屆滿後所佔淨資產值乃根據其出資比率進行分配。

於共同控制合營企業的權益採用權益會計法在綜合財務報表入賬。權益最初按成本列值，其後會作出調整以確認本集團應佔共同控制合營企業的收購後盈利及虧損、收取自共同控制合營企業的分派及本集團於共同控制合營企業中的權益比例的任何必需變動，此等變動乃由於並未包括在收益表內的共同控制合營企業股本變動，減累計減值虧損（如有）而產生。

在本公司的財務報表內，本公司在共同控制合營企業的權益是包括在長期投資的項目內，並以成本減累積減值虧損（如有）列賬。本公司已納入共同控制合營企業的業績，惟以已收及應收的股息為限。

當本集團能控制合營企業的董事會或能對整體的財政及營運策略行使控制權時，則在合營企業架構作出之投資會被計算為在附屬公司的投資。當本集團能對其管理層行使重大影響力的合營企業是不會當作為附屬公司，但會被作為聯營公司。

2. 主要會計政策（續）

s. 商譽

收購當日，收購成本超出本集團及本公司於所收購之可識別淨資產及淨負債之公允值之權益之差額，錄為商譽並於資產負債表中確認為資產。就按權益會計法計算之於聯營公司投資及於合營企業權益而言，商譽已計算入投資額面值內。商譽按成本值減累計攤銷及累計減值虧損（如有）列賬。商譽按直線法基準於預計未來經濟年期內攤銷，即四十年或相關合營企業之剩餘年期（取較短者為準）。

根據會計實務準則第30號，商譽之可使用年期由首次確認起計不會超過二十年之假設可被推翻。本公司董事認為，中國汽車工業須遵守嚴格之監管與規限，且新加入者須面對重重障礙。因此，董事認為，商譽應按四十年或相關合營企業之剩餘年期（取較短者為準）而攤銷。董事最少於每個財政年度結束時預測可收回金額。

t. 經營租約

凡租賃資產所有權之絕大部份風險及回報仍屬出租人所有之資產租約均歸類為經營租約。經營租約項下之租金按有關租約年期以直線法確認列作開支。

u. 資產減值

倘任何事宜或情況改變顯示固定資產、在建工程、無形資產、商譽、於聯營公司及附屬公司之投資之賬面值不能收回，則對該項資產進行重新覆核以確定減值。倘一項資產之賬面值超逾其可收回金額，則該等資產之減值虧損將於收益表確認。可收回金額為一項資產之淨售價及使用價值中之較高者。淨售價為於公平交易中出售一項資產可取得之金額，而使用價值則為持續使用一項資產及於其使用壽命終結時出售該項資產預期產生之估計未來現金之現值，可收回金額預期為個人資產或（倘不可能）為現金產生單位。

2. 主要會計政策（續）

u. 資產減值（續）

倘顯示就資產確認之減值虧損不再存在或減少，則過往年度就該項所確認之減值虧損將被撥回。該撥回將列入收益表。

v. 或然負債／資產

或然負債不會於財務報表內確認。除非導致資源流出（包括經濟利益）之可能性極低，否則或然負債一般會予以披露。

或然資產並不會於財務報表內確認而會於可能產生經濟利益流入時披露。

w. 結算日後事項

於結算日將提供有關本集團年結日後事項的額外資料，而對此等資料進行任何猜想均實不適宜（調整事項），此等資料在本集團財務報表內有所概述。年結日後之事項並非調整事項及將不會於賬目內披露（倘事項重大將予以披露）

x. 估計數字的運用

財務報表乃遵照香港公認會計原則編製而成，該原則規定管理層須就若干影響已呈報的金額及披露的事項作出預測及假設。因此，實際業績可能與估計數字不同。

3. 分類資料

由於本集團之綜合營業額及綜合經營盈利中分別不足10%乃來自生產輕型客車以外的業務分類及來自中國市場以外的銷售，因此並無按業務或地域劃分之分析。

4. 收益

	二零零一年 人民幣千元	二零零零年 人民幣千元
營業額：		
輕型客車銷售	**5,974,426**	5,861,996
汽車配件銷售	**244,010**	444,434
	6,218,436	6,306,430
其它收益	**38,863**	8,917
其它收入（補貼收入）	—	181,600
利息收入	**106,285**	106,351
總收益	**6,363,584**	6,603,298

5. 利息收入

	二零零一年 人民幣千元	二零零零年 人民幣千元
利息收入來自		
— 銀行存款	**69,746**	56,679
— 聯屬公司 *（附註9f）*	**39,639**	56,964
— 一間聯營公司 *（附註9f）*	**—**	2,386
— 其它 *（附註23）*	**1,350**	—
	110,735	116,029
減：在建工程項下撥充資本之利息收入 *（附註17）*	**(4,450)**	(9,678)
	106,285	106,351

6. 利息開支

	二零零一年 人民幣千元	二零零零年 人民幣千元
利息開支		
— 借貸須於五年內悉數償還	**227,192**	175,398
減：在建工程項下撥充資本之利息開支 *（附註17）*	**(49,164)**	(79,118)
	178,028	96,280

7. 除稅前利益

除稅前利益已於下列方式扣除並計入：

	二零零一年 人民幣千元	二零零零年 人民幣千元
扣除：		
攤銷其它長期資產	—	850
固定資產折舊	**111,922**	106,683
出售固定資產虧損	**4,539**	271
商譽攤銷包括於		
— 一般及行政開支	**6,200**	6,355
— 應佔聯營公司盈利或虧損	**11,313**	3,398
過時存貨撥備	**3,000**	5,000
用具及模具減值虧損撥備	**30,950**	—
員工成本（不包括董事酬金）	**169,794**	170,485
銷貨費用（包括折舊及攤銷）	**4,307,988**	4,436,155
呆賬撥備	**1,352**	227
核數師酬金	**2,300**	2,325
滙兑虧損，淨額	**11,608**	5,413
包括於一般及行政開支中之研發成本	**26,825**	7,623
包括於一般及行政開支中之培訓開支	**23,981**	17,652
提供擔保	**36,982**	14,042
經營租約租金	**2,540**	3,788
計入：		
撥回呆賬撥備	**19,147**	—

8. 董事及高級行政人員酬金

a. 董事酬金

根據香港公司條例第161條須予披露的董事酬金詳情如下：

	二零零一年	二零零零年
	人民幣千元	人民幣千元
執行董事：		
袍金	**—**	—
其他酬金		
— 基本薪金、補貼及實物利益	**18,630**	12,989
— 按表現發放之花紅	**—**	—
— 退休金計劃之供款	**—**	—
— 失去職位之補償	**—**	—
	18,630	12,989
獨立非執行董事：		
袍金	**—**	—
	18,630	12,989

除上述所披露的董事酬金以外，本公司若干董事根據本公司購股權計劃亦已獲授購股權，可按每股普通股1.896港元於年內購入19,952,000股本公司股份。此等購股權可於二零零一年六月二日起至二零一一年六月一日止期間行使。本年度內，並無任何已行使的購股權。

按董事人數及酬金金額範圍分析的董事（包括執行及非執行董事）酬金載於下文。該等酬金指各個財政年度內已支付予本公司董事或彼等應收取的金額，減根據購股權計劃所授出購股權所產生或將會產生的利益。

8. 董事及高級行政人員酬金（續）

a. 董事酬金（續）

	二零零一年	二零零零年
人民幣1,000,000元或以下	**3**	3
人民幣1,000,001元至人民幣1,500,000元	**1**	1
人民幣1,500,001元至人民幣2,000,000元	**4**	3
人民幣5,000,001元至人民幣5,500,000元	**—**	1
人民幣7,000,001元至人民幣8,500,000元	**1**	—
	9	8

年內並無董事放棄彼等之酬金（二零零零年：無）。

b. 向五位最高薪酬人士（包括董事及其他僱員）支付之酬金詳情如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元
基本薪金、補貼及實物利益	**17,388**	12,989
退休金計劃之供款	**—**	—
董事數目	**5**	5
僱員數目	**—**	—

本集團於截至二零零一年十二月三十一日止年度之五名最高薪酬僱員同時亦為本公司之董事，彼等之酬金已於上文呈列。

年內，並無向五位最高薪酬人士支付任何酬金，作為加入或於加入本集團時之報酬或失去職位之補償（二零零零年：無）。

本公司若干僱員參與行政人員花紅計劃（「該計劃」）。根據該計劃，本公司每年保留5%淨收入，以便本公司董事會按該計劃參與者之表現分派花紅。本公司總裁酌情決定向參與者分配花紅。於截至二零零一年十二月三十一日止年度並無分配任何花紅（二零零零年：無）。

9. 關連人士交易

聯屬公司為本公司內一位或多位董事或主要股東持有或間接實益權益或可對其施以重大影響之公司。倘任何人士受共同控制或共同之重大影響，則亦被視為關聯人士。

除財務報表其他部分已作披露者外，本集團與聯屬人士(此等聯屬公司與本公司僱用若干相同的高級管理人員及／或有其他特定關係)之間的重大交易詳情如下：

a. 年內，本集團旗下成員公司與聯屬公司於在日常業務中進行之重大交易詳情概述如下：

	二零零一年 **人民幣千元**	二零零零年 人民幣千元 *(附註34)*
向 Shenyang Brilliance Automotive Company Limited（前稱 JinBei Automotive Company Limited）（「JinBei」）及其聯屬公司進行銷售	**14,923**	3,527
採購自金杯及其聯屬公司	**317,046**	25,319
向 Shanghai Brilliance Group Co., Ltd.（「Shanghai Brilliance」）及其聯屬公司進行銷售	**907,232**	4,821,322
採購自 Shanghai Brilliance 及其聯屬公司	**164,323**	153,933
向 Brilliance Holdings Limited 之其它聯屬公司進行銷售	**59,816**	644,167
採購自 Brilliance Holdings Limited 之其它聯屬公司	**274,379**	406,020
向 Shanghai Yuantong Automobile Sales and Service Company Limited（「Shanghai Yuantong」）進行銷售	**2,622,002**	83,509
Shanghai Yuantong 償付之廣告費	**64,070**	—
向聯營公司進行銷售	**61,683**	98,546
採購自聯營公司	**635,373**	715,610
採購自寧波裕民機械工業有限公司（「寧波裕民」）合營企業夥伴之聯屬公司	**33,524**	33,237
向 Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd.（「Shenyang Aerospace」）合營企業夥伴進行銷售	—	1,710
向綿陽新晨合營企業夥伴之附屬公司進行銷售	—	15,136

9. 關連人士交易（續）

a. （續）

上述之交易乃本集團與聯屬公司於日常業務中經磋商後，按董事所釐定之估計市價進行。

b. 於二零零一年十二月三十一日，來自貿易活動之應收聯屬公司款項如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元 （附註34）
應收 Shanghai Yuantong 款項(i)	**439,411**	7,761
應收 Shanghai Brilliance 及其聯屬公司款項	**31,874**	15,828
應收 Brilliance Holdings Limited 之其它聯屬公司款項(ii)	**61,125**	88,123
應收金杯之聯屬公司款項	**35,071**	—
應收寧波裕民合營企業夥伴之聯屬公司款項	**18,281**	280
應收一家聯營公司款項	**11,175**	—
應收 Shenyang Xinguang Brilliance Automotive Engine Co., Ltd.（「Xinguang Brilliance」）合營企業夥伴之聯屬公司款項	—	2,001
	596,937	113,993
呆賬撥備	—	(12,230)
	596,937	101,763

9. 關連人士交易（續）

b. （續）

(i) 年內應收 Shanghai Yuantong 款項按年利率5.4厘計息。年末結餘約人民幣439,000,000元（二零零零年：無），其為 Shanghai Yuantong 為支付尚未償還的應付款項而發行商業票據。

(ii) 應收 Brilliance Holdings Limited 之聯屬公司款項中包括約人民幣56,000,000元（二零零零年：無）之金額，其由一家聯屬公司的股東作出擔保。於二零零零年十二月三十一日，約有人民幣86,600,000元的金額由綿陽新晨合營企業夥伴作出擔保。

除以上所披露者外，應收聯屬公司款項均為無抵押及免息。

在進行財務評估及建立付款紀錄後，聯屬公司會獲得信貸。此等聯屬公司一般須支付上月期末結存之25%至33%。應收聯屬公司款項的賬齡分析如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元 *（附註34）*
少於六個月	**530,051**	27,388
六個月至一年	—	86,605
一年至兩年	**66,886**	—
	596,937	113,993

9. 關連人士交易（續）

c. 於二零零一年十二月三十一日，產生自貿易活動的應收聯屬公司票據包括以下各項：

	二零零一年 人民幣千元	二零零零年 人民幣千元 *（附註34）*
應收 Shanghai Brilliance 之票據	**536,859**	345,196
應收 Shanghai Yuantong 之票據	**144,935**	75,806
應收 Brilliance Holdings Limited 之其它聯屬公司之票據	**3,075**	16,427
應收聯營公司票據	**2,000**	—
應收寧波裕民合營企業夥伴之一家聯屬公司之票據	—	12,250
	686,869	449,679

所有應收聯屬公司之票據均由中國之銀行作出擔保，到期日均介乎一至六個月之間。

d. 於二零零一年十二月三十一日，預付款項及其它流動資產中包括約人民幣168,000,000元（二零零一年：無）的金額，其為向 Brilliance Holdings Limited 之一家聯屬公司購買原材料之預付款項。

9. 關連人士交易（續）

e. 於二零零一年十二月三十一日，來自貿易活動之應付聯屬公司款項如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元 (附註34)
應付聯營公司款項	**169,589**	238,329
應付 Shanghai Brilliance 及其聯屬公司款項	**173,636**	71,118
應付 JinBei 及其聯屬公司款項	**107,095**	14,468
應付 Brilliance Holdings Limited 之其它聯屬公司款項	**32,340**	102,107
應付寧波裕民合營企業夥伴之聯屬公司款項	**6,287**	3,584
應付 Xinguang Brilliance 合營企業夥伴之聯屬公司款項	**3,132**	—
	492,079	429,606

應付聯屬公司款項均為無抵押及免息。應付聯屬公司款項一般每月按上月期末結存之25%至33%而支付。應付聯屬公司款項的賬齡分析如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元
少於六個月	**469,034**	429,606
六個月至一年	**11,461**	—
一年至兩年	**11,584**	—
	492,079	429,606

9. 關連人士交易（續）

f. 本集團旗下成員公司與聯屬公司於年內進行之其它重大交易的詳情概述如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元 （附註34）
向 Brilliance Holdings Limited 之聯屬公司購買固定及其他資產	**41,984**	24,498
向 Shanghai Brilliance 之一家聯屬公司購買模具	**35,750**	—
向 Brilliance Holdings Limited 之聯屬公司購買無形資產	—	681,100
向 Brilliance Holdings Limited 收購 Key Choices Group Limited（「Key Choices」）	**278,213**	—
向 Brilliance Holdings Limited 收購 Xinguang Brilliance	—	388,000
向 Brilliance Holdings Limited 之一家聯屬公司銷售固定資產	**5,558**	—
向一家聯營公司銷售固定資產	**18,425**	—
向 Brilliance Holdings Limited 支付管理費用	**12,405**	5,796
向 Brilliance Holdings Limited 及其聯屬公司收取利息收入	**23,709**	56,964
向 Shanghai Yuantong 收取利息收入	**15,930**	—
向一家聯營公司收取利息收入	—	2,386

根據一項商標特許協議，JinBei 授權瀋陽金杯客車製造有限公司（「瀋陽客車」）於產品及宣傳物品上無限期免費使用金杯商標。

9. 關連人士交易（續）

g. 於二零零一年十二月三十一日，向聯屬公司墊支如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元
向 Brilliance Holdings Limited 及其聯屬公司墊支：		
按年息5.5厘計息（二零零零年：5.5厘至7.2厘）(i)	**40,000**	200,068
免息	**256,223**	407,639
向 JinBei 及其聯屬公司墊支：		
免息（二零零零年：免息）	**2,163**	1,100
	298,386	608,807
向 Brilliance Holdings Limited 之一家聯屬公司長期墊支		
按5.5厘計息 (ii)	**39,111**	—
免息 (ii)	**5,693**	—
	44,804	—

(i) 於二零零零年十二月三十一日，向 Brilliance Holdings Limited 及其聯屬公司墊支約人民幣128,200,000元，由綿陽新晨合營企業夥伴擔保。

(ii) 向 Brilliance Holdings Limited 一家聯屬公司的長期墊支須於二零零三年全部償還。

除上文所述者外，向聯屬公司所作的墊支均為無抵押且無固定還款期。

h. 於二零零一年十二月三十一日，來自聯屬公司之墊支如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元 *（附註34）*
來自 Brilliance Holdings Limited 及其聯屬公司之墊支	**54,276**	52,311

來自聯屬公司之墊支乃無抵押免息，且無固定償還期。

10. 所得稅費用

香港利得稅乃根據截至二零零一年十二月三十一日止年度在香港之估計應課稅盈利按16%（二零零零年：16%）之稅率撥備。海外稅項乃根據業務所在地之各個別司法權區適用之稅率按本年度估計應課稅盈利計算。

計入綜合收益表之稅務金額指：

	二零零一年 人民幣千元	二零零零年 人民幣千元
本公司及其附屬公司：		
本年度稅項：		
香港利得稅	**—**	1,611
中國企業所得稅	**116,250**	314,726
	116,250	316,337
聯營公司：		
本年度稅項：		
中國企業所得稅	**5,405**	6,197
	121,655	322,534

並無任何重大未撥備延遲稅項。

所得稅

本公司乃根據百慕達法律註冊成立，並取得百慕達財務部根據豁免承諾稅務保障法（一九六六年）之條文發出一項承諾，豁免本公司及其股東（原居百慕達之股東除外）豁免繳納按盈利、收入或任何股本資產收益或增值所計算之任何百慕達稅項，或屬遺產或遺產承受性質之稅項，最少直至二零一六年為止。

本公司亦已根據來自香港之估計應課稅盈利按16%之稅率計算香港利得稅撥備。

10. 所得稅費用（續）

所得稅（續）

附屬公司須根據有關國家及地方所得稅法，就其法定財務報表所呈報之應課稅收入於中國境內分別按各自的稅率繳納國家及地方所得稅。

瀋陽客車根據外資企業所適用之國家及地方企業所得稅法，於中國境內分別按15%及3%標準稅率繳納國家及地方企業所得稅。

寧波裕民工業機械有限公司（「寧波裕民」）根據適用於外資企業的企業所得稅法，須分別按標準稅率15%及3%在中國境內繳納國家及地方所得稅。根據中國有關的所得稅法，寧波裕民由截至一九九七年十二月三十一日止年度起計兩個年度獲全面豁免繳納國家及地方企業所得稅，隨後三個年度獲寬減企業所得稅50%。另外，寧波裕民亦獲全面豁免地方企業所得稅五年。因此，寧波裕民於截至二零零一年十二月三十一日止年度之實際稅率為7.5%（二零零零年：7.5%）。

瀋陽興遠東汽車零部件有限公司（「興遠東」）根據國家及地方企業所得稅法，於中國境內分別按30%及3%標準稅率繳納國家及地方企業所得稅。於一九九九年，興遠東獲地方稅務機關正式指定為「高新先進技術企業」。本年度，興遠東再次獲地方稅務機關指定為從事製造業務之外資企業。因此，興遠東於截至二零零一年十二月三十一日止年度之實際稅率為7.5%（二零零零年：33%）。

Shenyang Brilliance Dongxing Automotive Component Co., Ltd.（「Dongxing Automotive」）根據高新技術企業適用的所得稅法，於中國境內分別按15%及0%標準稅率繳納國家及地方企業所得稅。另外，Dongxing Automotive 亦獲地方稅務機關指定為從事製造業務之外資企業。根據中國有關的所得稅法，Dongxing Automotive 自第一個獲利年度起計兩個年度，獲豁免地方企業所得稅，隨後三個年度寬減企業所得稅50%。Dongxing Automotive 亦獲全面豁免地方企業所得稅五年。因此，Dongxing Automotive 於截至二零零一年十二月三十一日止年度之實際稅率為7.5%（二零零零年：0%）。

10. 所得稅費用（續）

所得稅（續）

綿陽華晨瑞安汽車零部件有限公司（「綿陽瑞安」）根據企業所得稅法，於中國境內分別按30%及3%標準稅率繳納國家及地方企業所得稅。本年度，綿陽瑞安獲地方稅務機關指定為從事製造業的外資企業。根據中國有關的所得稅法，綿陽瑞安自第一個獲利年度起計兩個年度，獲豁免地方企業所得稅，隨後三個年度寬減企業所得稅50%。綿陽瑞安於截至二零零一年十二月三十一日止年度獲豁免所得稅（二零零零年：33%）。

在中國之其他附屬公司根據外資企業所適用之國家及地方所得稅法，就彼等各自之法定財務報表所呈報之應課稅收入，於中國境內分別按30%及3%標準稅率繳納國家及地方所得稅。

增值稅（「增值稅」）及消費稅

瀋陽客車及本公司在中國之其他附屬公司適用之一般增值稅率為17%。瀋陽客車亦須按標準稅率3%至5%繳納消費稅。

11. 盈利分派

根據中國外資企業的有關法律及法規所規定，本公司附屬公司須維持一項酌情專用資本，包括一般儲備金、企業擴充基金及員工福利及獎勵花紅基金。專用資本乃轉撥自董事會所設定的法定淨收入，並記錄為股東股本權益的一部分。根據香港公認會計原則，對員工福利及獎勵花紅基金的撥款乃於收入中扣除，而任何尚未動用結餘乃計入流動負債內。於二零零一年十二月三十一日，對員工福利及獎勵花紅基金中尚未動用之撥款為人民幣14,700,000元（二零零零年：人民幣15,400,000元）。於二零零一年，本公司附屬公司撥款人民幣約66,200,000元（二零零零年：無）至一般儲備基金。附屬公司並無撥款至企業擴展基金（二零零零年：無）。

收取自本公司附屬公司之分派乃以美元列值，並按中國當時之統一滙率兌換。於二零零一年十二月三十一日，該等附屬公司的累積可供分派盈利總額分別約達人民幣1,313,600,000元（二零零零年：人民幣880,200,000元）。附屬公司之可供分派盈利與根據香港公認會計原則所申報之數額有異。

12. 股東應佔盈利

約有人民幣266,900,000元（二零零零年：人民幣921,000,000元）之綜合股東應佔盈利列於本公司財務報表內。

13. 股息

	二零零一年 人民幣千元	二零零零年 人民幣千元
已發行額外普通股之擬派額外股息 *（附註28(a)(iv)）*	**1,850**	—
年度宣派或建議宣派之股息		
— 中期，每股支付港幣0.004元（二零零零年：港幣0.003元）	**15,544**	9,679
— 末期，每股支付港幣0.005元（二零零零年：港幣0.005元）	**19,605**	17,912
	36,999	27,591

上述總額達人民幣19,600,000元（二零零零年：人民幣17,900,000港元）之股息乃於結算日後但財務報表批准前宣派或建議宣派，因此在結算日時並無確認為負債。

14. 每股盈利

每股基本盈利乃根據本年度股東應佔純利人民幣900,269,000元（二零零零年：人民幣958,629,000元），除以下表所示本年度已發行股份之加權平均數計算。

每股攤薄盈利因假設兌換潛在尚未發行普通股反攤薄之影而響未予呈列。二零零零年每股攤薄盈利乃將該年度股東應佔純利人民幣958,629,000元除以該年度因行使購股權而產生之所有潛在攤薄性普通股之影響而已調整並已發行普通股之加權平均數計算。

計算每股基本及攤薄盈利之普通股數目對賬如下：

	二零零一年	二零零零年
用於計算每股基本盈利之普通股之加權平均數	**3,533,552,900**	3,151,418,000
以無償代價視作已發行之普通股	—	94,563,803
用於計算每股攤薄盈利之普通股之加權平均數	**3,533,552,900**	3,245,981,803

15. 固定資產淨值

a. 本集團固定資產之變動如下：

	二零零一年					
	土地使用權 人民幣千元	樓宇 人民幣千元	機器及設備 人民幣千元	傢俬、裝置及辦公室設備 人民幣千元	汽車 人民幣千元	合共 人民幣千元
成本值						
年初	20,170	306,052	791,032	66,822	51,545	1,235,621
收購一家附屬公司之影響	—	813	2,755	146	137	3,851
添置	—	2,113	74,451	18,501	20,643	115,708
自在建工程轉入	—	316,541	1,451,013	15,326	280	1,783,160
出售	—	(736)	(71,859)	(4,724)	(4,705)	(82,024)
年終	20,170	624,783	2,247,392	96,071	67,900	3,056,316
累計折舊及減值虧損						
年初	8,290	66,212	438,606	52,855	22,707	588,670
收購一家附屬公司之影響	—	204	909	114	72	1,299
年度撥備	1,080	25,169	69,320	8,011	8,342	111,922
減值虧損撥備	—	—	30,950	—	—	30,950
於出售時撥回	—	(641)	(44,677)	(4,106)	(2,976)	(52,400)
年終	9,370	90,944	495,108	56,874	28,145	680,441
賬面淨值						
年終	10,800	533,839	1,752,284	39,197	39,755	2,375,875
年初	11,880	239,840	352,426	13,967	28,838	646,951

本集團之所有土地使用權均與位於中國之土地有關，而中國並不存在土地之私有權。本集團之樓宇均位於中國。

15. 固定資產淨值（續）

b. 本公司固定資產之變動如下：

	二零零一年 汽車 人民幣千元
成本值	
年初	2,637
添置	1,235
出售	(4)
年終	3,868
累計折舊	
年初	1,351
年度撥備	670
年終	2,021
賬面淨值	
年終	1,847
年初	1,286

16. 無形資產

	二零零一年 人民幣千元	二零零零年 人民幣千元
成本值		
年初	**681,100**	—
添置	—	681,100
年終	**681,100**	681,100
累計攤銷		
年初	—	—
年度攤銷	—	—
年終	—	—
賬面淨值		
年終	**681,100**	681,100
年初	**681,100**	—

於一九九九年七月十五日，瀋陽客車與 Brilliance Holdings Limited 之附屬公司中國汽車有限公司(「中國汽車」)訂立協議，據此，瀋陽客車擁有認購權(行使期至二零零一年六月三十日)，按瀋陽客車及中國汽車釐定之市價，收購中國汽車於一個項目中之所有權利及權益。該項目涉及多用途汽車及轎車之設計、工程及建造樣車工作。於二零零零年十二月二十八日，瀋陽客車行使上述認購權，並收購中國汽車於有關該項目之若干設計及工程協議及技術支援協議中之全部權利、所有權及權益，總代價為人民幣681,100,000元。代價由瀋陽客車與中國汽車參照中國汽車所產生之實際成本及開支共同協定而釐定。由於無形資產尚未投入使用，故並無提呈攤銷撥備。

董事認為，無形資產有關價值不會低於二零零一年十二月三十一日之賬面值。

17. 在建工程

	二零零一年 人民幣千元	二零零零年 人民幣千元
年初	**1,831,596**	973,268
添置	**664,783**	885,228
	2,496,379	1,858,496
轉至固定資產	**(1,783,160)**	(26,900)
年終	**713,219**	1,831,596

用以釐定合資格撥充資本之借貸成本之資本化比率為4.91%（二零零零年：6.58%）減借貸用作短期投資之回報比率2.11%（二零零零年：3.02%）。

18. 於附屬公司之投資

於二零零一年十二月三十一日，於附屬公司之投資包括：

	二零零一年 人民幣千元	二零零零年 人民幣千元
非上市股份，按成本值	**2,062,134**	1,756,772
應收附屬公司款項：		
附息	**1,200,110**	590,954
免息	**669,755**	560,255
	3,931,999	2,907,981

18. 於附屬公司之投資（續）

於二零零一年十二月，本公司與 Brilliance Holdings Limited 訂立一項協議，藉以收購 Key Choices Group Limited（「Key Choices」）全部已發行股本，代價約為人民幣278,000,000元。Key Choices 是一家投資控股公司，其主要資產為 Dongxing Automotive 註冊資本之100%股本權益及 Shenyang Xingchen Automotive Seats Co., Ltd.（「Xingchen Automotive Seats」）註冊資本之90%股本權益。Dongxing Automotive 是一家在中國成立的中外合資合營企業，其主要產品為客車之汽車零部件。Xingchen Automotive Seats 是一家於二零零一年十二月在中國成立的中外合資合營企業，其主要製造汽車座位。

應收附屬公司款項無抵押，按年息介乎5.5厘至9厘（二零零零年：9厘）計息。本公司董事認為，應收附屬公司款項將無需於結算日起計未來十二個月償還，因此，該筆款項已被分類為非流動資產。

董事認為，於附屬公司之有關價值不會低於二零零一年十二月三十一日之賬面值。

本公司主要附屬公司之詳情如下：

名稱	成立／註冊地點	註冊股本／已發行及繳足股本	法定結構	本公司應佔股本權益／投票權百分比 直接	間接	主要業務
瀋陽金杯客車製造有限公司	中國瀋陽	171,160,000美元	合資合營企業	51%	—	製造、組裝及銷售輕型客車
寧波裕民機械工業有限公司	中國寧波	2,500,000美元	合資合營企業	—	51%	製造及銷售汽車零部件
瀋陽興遠東汽車零部件有限公司	中國瀋陽	29,000,000美元	全外資企業	100%	—	製造及買賣汽車零部件

18. 於附屬公司之投資（續）

名稱	成立／註冊地點	註冊股本／已發行及繳足股本	法定結構	本公司應佔股本權益／投票權百分比 直接	間接	主要業務
Shenyang Jianhua Motors Engine Co., Ltd.	中國瀋陽	人民幣155,032,500元	合資合營企業	—	100%	製造及買賣汽車零部件
寧波華晨瑞興汽車零部件有限公司	中國寧波	4,030,142美元	全外資企業	100%	—	製造及買賣汽車零部件
綿陽華晨瑞安汽車零部件有限公司	中國綿陽	750,000美元	全外資企業	100%	—	製造及買賣汽車零部件
Shenyang Brilliance Dongxing Automotive Component Co., Ltd.	中國瀋陽	人民幣12,000,000元	全外資企業	—	100%	製造及買賣汽車零部件
Shenyang Xingchen Automotive Seats Co., Ltd.	中國瀋陽	人民幣10,000,000元	合資合營企業	—	90%	製造及買賣汽車零部件
China Brilliance Automotive Components Group Limited	百慕達	120,000美元	有限責任公司	100%	—	投資控股
Southern State Investment Limited	英屬處女群島	1美元	有限責任公司	100%	—	投資控股
Beston Asia Investment Limited	英屬處女群島	1美元	有限責任公司	100%	—	投資控股
Pure Shine Limited	英屬處女群島	1美元	有限責任公司	100%	—	投資控股
Key Choices Group Limited	英屬處女群島	50,000美元	有限責任公司	100%	—	投資控股

於二零零一年十二月三十一日，附屬公司概無任何未償還借貸資本。

19. 於聯營公司之投資

於聯營公司之投資詳情如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元 *（附註34）*
除商譽外所佔資產淨值	**885,618**	354,260
商譽		
— 成本值	**452,665**	452,665
— 累計攤銷	**(18,685)**	(7,372)
	1,319,598	799,553
向一間聯營公司貸款	**—**	269,170
	1,319,598	1,068,723

於二零零一年十二月，興遠東與兩家關連公司訂立協議成立 China Zhengtong Investment Holdings Co., Ltd.（「Zhengtong」）。根據該協議，興遠東出資現金人民幣480,000,000元收購 Zhengtong 47.06%之股權。Zhengtong 之主要業務為投資控股。

於二零零零年十二月，本公司與 Brilliance Holdings Limited 訂立協議，收購 China Brilliance Automotive Components Group Limited（「Automotive Components」）之全部已發行股本，代價為人民幣388,000,000元。Automotive Components 為於百慕達註冊成立之投資控股公司。Automotive Components 之主要資產為於 Xinguang Brilliance 註冊股本中50%權益，Xinguang Brilliance 為於中國成立之中外合資合營企業，其主要產品為供客車及輕型貨車使用之汽油發動機。

董事認為，聯營公司之基本價值不會低於二零零一年十二月三十一日之賬面值。

19. 於聯營公司之投資（續）

本集團主要聯營公司之詳情如下：

名稱	成立／註冊地點	註冊股本／已發行及繳足股本	法定結構	本公司間接持有股本權益／投票權百分比	主要業務
綿陽新晨動力機械有限公司	中國綿陽	8,600,000美元	合資合營企業	50%	製造及銷售汽車發動機
Compass Pacific Holdings Limited	百慕達	1,629,510,000港元	有限責任公司	12.89%	投資控股
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd.	中國瀋陽	人民幣738,250,000元	合資合營企業	12.77%	製造及銷售汽車發動機
Shenyang Xinguang Brilliance Automotive Engine Co., Ltd.	中國瀋陽	人民幣60,000,000元	合資合營企業	50%	製造及銷售汽車發動機
China Zhengtong Investment Holdings Co., Ltd.	中國瀋陽	人民幣1,020,000,000元	合資合營企業	47.06%	投資控股

19. 於聯營公司之投資（續）

聯營公司截至二零零一年十二月三十一日止年度之未經審核合併財務資料概述如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元
資產負債表		
流動資產	**2,288,293**	1,306,505
長期資產	**1,344,050**	1,527,258
	3,632,343	2,833,763
流動負債	**(572,000)**	(586,920)
長期負債	**(824,336)**	(866,960)
資產淨值	**2,236,007**	1,379,883
收益表		
營業額	**1,732,108**	1,847,422
純利	**70,678**	209,468

20. 商譽

	二零零一年 人民幣千元	二零零零年 人民幣千元
成本值		
年初	**248,316**	248,316
添置	**191,267**	—
年終	**439,583**	248,316
累計攤銷		
年初	**18,919**	12,564
本年度撥備	**6,200**	6,355
年終	**25,119**	18,919
賬面淨值		
年終	**414,464**	220,397
年初	**229,397**	235,752

董事認為商譽之有關價值不會低於二零零一年十二月三十一日之賬面值。

21. 應收賬款

應收賬款之賬齡分析如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元
		（附註34）
少於六個月	**19,757**	9,532
六個月至一年	**1,896**	7,516
一年至兩年	**2,823**	17,071
兩年以上	**52,690**	51,542
	77,166	85,661
減：呆賬撥備	**(53,059)**	(58,624)
	24,107	27,037

本集團在對客戶作出財務評估及審閱已有之付款記錄後，會向客戶提供信貸。主要客戶會以擔保或銀行票據之形式作抵押。本集團為所有客戶訂定信貸限額，信貸限額必須經公司高級人員批准後方可被提高。若干被視為帶有高信貸風險之客戶須以現金與本集團進行買賣。若干指定員工負責留意應收賬款情況和跟進向客戶收款之工作。一般之信貸期介乎30日至90日。

22. 應收票據

應收票據乃主要是收取自客戶之票據，彼等以此支付應收貿易賬項結餘。於二零零一年十二月三十一日，所有應收票據均由中國具規模之銀行作出擔保及到期日均介乎一至六個月之間。

23. 其他應收款項

	二零零一年 人民幣千元	二零零零年 人民幣千元
向第三者墊支	**23,350**	709,977
應收補貼	**81,950**	227,950
其他	**67,403**	60,352
	172,703	998,279

向第三者墊支由 JinBei 擔保，並無固定償還日期，按年息6.1厘（二零零零年：無）計息。

24. 存貨

	二零零一年 人民幣千元	二零零零年 人民幣千元
原材料	**319,173**	296,260
在製品	**46,783**	115,411
製成品	**273,417**	399,522
	639,373	811,193
減：過時存貨撥備	**(12,404)**	(15,562)
	626,969	795,631

按可變現淨值列值之存貨（包括製成品）款額約為人民幣5,300,000元（二零零零年：人民幣4,000,000元）。

25. 短期銀行貸款

	二零零一年 人民幣千元	二零零零年 人民幣千元
有抵押	**200,000**	**428,077**
無抵押	**205,500**	**619,152**
	405,500	**1,047,229**

25. 短期銀行貸款（續）

於二零零一年十二月三十一日，短期銀行貸款以下列各項作抵押

	二零零一年 人民幣千元	二零零零年 人民幣千元
以下列各項作抵押：		
瀋陽客車物業、廠房及設備之賬面淨值	—	421,880
由以下公司作出擔保：		
一間聯營公司	—	143,808
本公司	**200,000**	—

26. 應付票據

	二零零一年 人民幣千元	二零零零年 人民幣千元
銀行票據	**3,300,000**	3,217,318
商業票據	—	350,000
	3,300,000	3,567,318

於二零零一年十二月三十一日，應付票據由約人民幣1,925,800,000元（二零零零年：人民幣905,500,000元）之短期銀行存款作抵押。

27. 應付賬款

應付賬款賬齡分析如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元
賬齡少於六個月	**666,216**	472,068

28. 股本及購股權

	二零零一年		二零零零年	
	股份數目	**數額**	股份數目	數額
	'000	**千元**	'000	千元
法定：				
每股面值0.01美元之普通股	**5,000,000**	**50,000美元**	5,000,000	50,000美元
已發行及悉數繳足：				
每股面值0.01美元之普通股	**3,666,053**	**人民幣303,194元**	3,348,053	人民幣276,891元

a. 股本

(i) 決議案於二零零零年三月三十一日獲通過後，法定普通股股本因增設4,000,000,000股每股面值0.01美元之普通股而由10,000,000美元增至50,000,000美元。

(ii) 於二零零零年四月十四日，由於本集團每1股當時現有之股份獲發19股紅股，故本集團藉將股份溢價賬中之人民幣239,400,000元資本化，按每股對19股新普通股之基準發行2,891,508,255股每股面值0.01美元之普通股，以將現有股本增加至人民幣251,700,000元。此等股份與現有股份享有同等權利。

(iii) 於二零零零年四月十四日，本公司於紐約證券交易所有限公司買賣之股份，按100股對1股美國託存股份之比例轉換為美國託存股份。

(iv) 於二零零一年五月二十五日，Zhuhai Brilliance Holdings Company Limited（「Zhuhai Brilliance」）及本公司主席仰融先生安排將318,000,000股每股面值0.01美元之普通股以每股作價2.20港元私人配售予專業及機構投資者。每股股份作價2.20港元，此乃按本公司股份於二零零一年五月二十四日在香港聯交所所報收市價每股2.50港元有約12%之折讓。同日，本公司與 Zhuhai Brilliance 及仰融先生簽訂一項認購協議，以每股作價2.20港元收購318,000,000股每股面值0.01美元之新普通股。本年度所有已發行股份在各方面與當時既有的股份享有同等權益。

28. 股本及購股權（續）

b. 購股權計劃

一九九九年九月十八日，本公司批准了購股權計劃。據此，董事可自購股權計劃獲准之日起計十年內任何時間酌情邀請本集團任何一家成員公司的僱員（包括執行董事）接納本公司購股權。按購股權授出之最高股數不可超過本公司已發行股本（不包括不時行使購股權而發行的股份）之10%。董事可全權決定建議授出購股權的行使價，惟無論如何不可低於（以較高者為準）：(i)緊接有關授出日期前五個交易日股份在香港聯交所的平均正式收市價的80%，(ii)股份的面值。在董事釐定和調整購股權的期間，有關承授人可行使其購股權。在各個期間內可行使購股權的比例，即購股權必須行使的期間乃自購股權獲授之日起計不超過十年。

年內，本公司若干名董事及僱員獲授購股權，有權認購本公司合共31,800,000股（二零零零年：304,360,000股）每股面值1.896港元（二零零零年：1.059港元）的普通股。本年內所授出而尚未行使的購股權可於二零零一年六月二日起直至二零一一年六月一日止期間行使。

於本年度內根據該計劃授出的購股權變動及其於二零零一年十二月三十一日之尚未行使之數目概要如下：

每股行使價	1.896港元
	購股權數目
年初	—
年內授出	31,800,000
年內行使	—
年內註銷／失效	—
年終時尚未行使之數目	31,800,000

29. 股本及儲備

a. 綜合

	普通股 人民幣千元	股份溢價 人民幣千元	累計匯兌調整 人民幣千元	專用資本 人民幣千元	保留盈利 人民幣千元	合共 人民幣千元	擬派股息 人民幣千元
於二零零零年一月一日之結餘	12,332	1,263,322	39,179	5,191	1,217,310	2,537,334	6,497
於二零零零年四月十四日每持有1股可獲發19股紅股（*附註28(a)(ii)*）	239,370	(239,370)	—	—	—	—	—
行使僱員購股權（*附註28(b)*）	25,189	320,001	—	—	—	345,190	—
年內宣派股息	—	—	—	—	(9,679)	(9,679)	9,679
本年度盈利	—	—	—	—	958,629	958,629	—
本年度已付股息	—	—	—	—	—	—	(16,176)
年結日後擬派股息	—	—	—	—	(17,912)	(17,912)	17,912
於二零零零年十二月三十一日之結餘	276,891	1,343,953	39,179	5,191	2,148,348	3,813,562	17,912
發行普通股（*附註28(a)(iv)*）	26,303	689,963	—	—	—	716,266	—
已發行額外普通股之擬派額外股息（*附註13*）	—	—	—	—	(1,850)	(1,850)	1,850
年內宣派股息	—	—	—	—	(15,544)	(15,544)	15,544
本年度盈利	—	—	—	—	900,269	900,269	—
轉撥往專用資本	—	—	—	66,165	(66,165)	—	—
本年度已付股息	—	—	—	—	—	—	(35,306)
年結日後擬派股息	—	—	—	—	(19,605)	(19,605)	19,605
於二零零一年十二月三十一日之結餘	303,194	2,033,916	39,179	71,356	2,945,453	5,393,098	19,605
保留：							
本公司及附屬公司	303,194	2,033,916	39,179	71,356	2,889,645	5,337,290	
聯營公司	—	—	—	—	55,808	55,808	
	303,194	2,033,916	39,179	71,356	2,945,453	5,393,098	

29. 股本及儲備（續）

b. 本公司

	普通股 人民幣千元	股份溢價 人民幣千元	累計 滙兌調整 人民幣千元	保留盈利 人民幣千元	合共 人民幣千元	擬派股息 人民幣千元
於二零零零年一月一日						
之結餘	12,332	1,263,332	39,179	620,521	1,935,354	6,497
於二零零零年四月十四日						
每持有1股（*附註28(a)(ii)*）						
可獲發19股紅股	239,270	(239,370)	—	—	—	—
行使僱員購股權	25,189	320,001	—	—	345,190	—
本年度宣派股息	—	—	—	(9,679)	(9,679)	9,679
本年度已付股息	—	—	—	—	—	(16,176)
本年度盈利	—	—	—	920,972	920,972	—
年終後擬派股息	—	—	—	(17,912)	(17,912)	17,912
於二零零零年						
十二月三十一日之結餘	276,891	1,343,953	39,179	1,513,902	3,173,925	17,912
發行普通股（*附註28(a)(iv)*）	26,303	689,963	—	—	716,266	—
已發行額外普通股之						
擬派額外股息（*附註13*）	—	—	—	(1,850)	(1,850)	1,850
本年度宣派股息	—	—	—	(15,544)	(15,544)	15,544
本年度已付股息	—	—	—	—	—	(35,306)
本年度盈利	—	—	—	266,909	266,909	—
年終後擬派股息	—	—	—	(19,605)	(19,605)	19,605
於二零零一年						
十二月三十一日之結餘	303,194	2,033,916	39,179	1,743,812	4,120,101	19,605

於結算日後宣派或擬派之股息不會確認為負債。因此，在本年度內不會計入作為部分分配（附註2b）。

董事認為本公司於二零零一年十二月三十一日有約人民幣1,744,000,000元（二零零零年：人民幣1,514,000,000元）可供分派予股東。有關分配盈利之詳情，請同時參閱附註11。

30. 綜合現金流量表附註

a. 除稅前盈利與經營業務中現金流入淨額對賬：

	二零零一年 人民幣千元	二零零零年 人民幣千元 *（附註34）*
除稅前盈利	**1,229,680**	1,549,480
所佔聯營公司盈利或虧損	**(45,448)**	(74,423)
利息收入	**(106,285)**	(106,351)
利息開支	**178,028**	96,280
固定資產折舊	**111,922**	106,683
其他長期資產攤銷	**—**	850
商譽攤銷	**6,200**	6,355
出售固定資產之虧損	**4,539**	271
呆賬撥備	**1,352**	227
呆賬撥備撥回	**(19,147)**	—
過時存貨撥備	**3,000**	5,000
用具及模具減值虧損撥備	**30,950**	—
應收賬款減少	**8,566**	25,397
應收票據增加	**(93,090)**	(85,796)
聯屬公司應收票據增加	**(237,190)**	(102,211)
應收聯屬公司款項增加	**(477,136)**	(28,802)
其他應收款項減少（增加）	**860,387**	(816,588)
預付款項及其他流動資產（增加）減少	**(109,967)**	297
存貨減少（增加）	**168,639**	(419,088)
應付票據（減少）增加	**(267,318)**	3,166,015
應付賬款增加	**181,361**	13,182
應付聯屬公司款項增加	**133,968**	86,401
客戶墊支增加（減少）	**45,786**	(75,036)
其他應付款項增加	**33,251**	155,727
應計開支及其他流動負債增加（減少）	**8,317**	(29,373)
應付稅項增加（減少）	**43,739**	(107,284)
	1,694,104	3,367,933

30. 綜合現金流量表附註（續）

b. 收購附屬公司之影響

收購附屬公司之資產和負債如下：

	人民幣千元
現金及現金等價物	6,805
固定資產，淨額	2,552
存貨，淨額	2,978
應收款項	98,291
其他資產	539
應付款項	(21,734)
應付稅項	(1,485)
少數股東權益	(1,000)
淨資產之公平價值	86,946
商譽	191,267
以墊支予聯屬公司之款項支付總購買代價而抵銷 *(附註30(d))*	278,213
現金流量影響	
現金及購入之現金等價物	6,805

30. 綜合現金流量表附註（續）

c. 年內之融資變動分析如下：

	股本及股份溢價 人民幣千元	短期銀行貸款 人民幣千元	來自應付聯屬公司之墊支 人民幣千元	已抵押之銀行存款 人民幣千元	少數股東權益 人民幣千元
於二零零零年一月一日之結餘	1,275,654	1,590,860	23,402	534,501	915,231
購入少數股東權益	—	—	—	—	(31,007)
來自聯屬公司之墊支增加	—	—	28,909	—	—
已抵押銀行存款增加	—	—	—	371,027	—
合營企業夥伴所佔盈利	—	—	—	—	268,317
行使僱員購股權	345,190	—	—	—	—
本年度分派	—	—	—	—	(624,064)
短期銀行貸款減少	—	(543,631)	—	—	—
於二零零零年十二月三十一日之結餘	1,620,844	1,047,229	52,311	905,528	527,937
發行普通股	716,266	—	—	—	—
本年度分派	—	—	—	—	(214,314)
來自聯屬公司之墊支增加	—	—	1,965	—	—
已抵押銀行存款增加	—	—	—	1,020,277	—
合營企業夥伴所佔盈利	—	—	—	—	207,756
購入少數股東權益	—	—	—	—	1,000
短期銀行貸款減少	—	(641,729)	—	—	—
於二零零一年十二月三十一日之結餘	2,337,110	405,500	54,276	1,925,805	522,379

30. 綜合現金流量表附註（續）

d. 年內，主要非現金交易如下：

(i) 收購一家附屬公司之間接股本權益約人民幣278,000,000元之購買代價已於聯屬公司之若干應收餘額內抵銷。

(ii) 應收聯屬公司和應付聯屬公司款項約人民幣87,000,000元，已於訂約各方達成協議後抵消。

31. 退休計劃及僱員福利

根據中國政府之法規規定，本公司在中國之附屬公司為其僱員設立定額供款退休計劃。中國政府對此等退休僱員承擔退休基金責任。本公司之附屬公司須向國家資助之退休計劃作出定額供款，供款額為員工二零零一年底薪之20%至23.5%（二零零零年：20%至23.5%）。自一九九二年一月一日起，瀋陽客車已同意向一間中國保險公司付款，以承擔為一九九二年一月一日後退休之所有僱員提供退休金之責任。金杯已承諾會承擔於一九九二年一月一日前退休之瀋陽客車僱員之全部退休金。

截至二零零一年十二月三十一日止年度之應付退休計劃供款分別約為人民幣21,200,000元（二零零零年：人民幣17,600,000元）。

除退休金供款外，根據中國相關法例法規，本公司之附屬公司須向其中國僱員提供房屋金和失業保險等福利。此等撥備乃根據僱員實際薪金按若干百分比（於二零零一年約9.8%至10.9%及於二零零零年29.3%）計算提取，於二零零一年及二零零零年分別約為人民幣10,400,000元及人民幣32,300,000元。

本集團之香港僱員受新強制性公積金保障，此項強制性公積金由獨立受託人管理。本集團及其香港僱員均需每月向該計劃供款，雙方各自之供款額為僱員現金收入之5%，惟本集團及僱員各自之最高供款額以每月1,000港元為限。計入收益表之退休福利計劃成本為本公司應付予該基金之供款。於截至二零零一年十二月三十一日止年度，本集團作出約160,000港元（二零零零年：無）之供款。

32. 承擔

a. 資本承擔

本集團於綜合財務報表中有下列尚未撥備之重大承擔：

	二零零一年 人民幣千元	二零零零年 人民幣千元
已訂約但未撥備：		
— 建築項目	**6,902**	117,000
— 投資及收購	**5,000**	—
— 購買設備	**107,758**	307,953
— 其他	**11,022**	166,567
總數	**130,682**	591,520

b. 經營租約承擔

本集團根據不可撤銷經營租約，於二零零一年十二月三十一日就租賃物業而應付之未來租賃最低款項如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元 *(附註34)*
應付未來租賃最低款項		
一年內	**3,408**	1,706
一年後至五年內	**2,721**	3,890
	6,129	5,596

33. 或然負債

於二零零一年十二月三十一日，本集團約有人民幣1,145,000,000元（二零零零年：人民幣1,523,200,000元）之銀行票據已承兑或貼現，惟仍未兑現。

於二零零一年十二月三十一日，本集團之附屬公司提供下列擔保：

— 就授予 Shanghai Brilliance 之聯屬公司約人民幣1,114,000,000元（二零零零年：人民幣1,727,500,000元）之銀行貸款及票據作出公司擔保；

— 就由寧波裕民合營企業夥伴之聯屬公司所開出約人民幣25,000,000元（二零零零年：無）之票據作出公司擔保；及

— 就長期銀行貸款與 Shenyang Aerospace 之合營企業夥伴按彼等各自之持股量由 Shenyang Aerospace 支取約人民幣540,000,000元（二零零零年：人民幣540,000,000元）作出共同及個別按比例擔保，有關擔保將於二零零八年到期。

於二零零一年十二月三十一日，本公司就一家附屬公司約人民幣200,000,000元（二零零零年：無）之銀行貸款提供擔保。

34. 比較數字

本集團採納了下列由香港會計師公會頒佈的全新會計準則：會計實務準則第9號（經修訂）「結算日後事項」、會計實務準則第14號（經修訂）「租賃」、會計實務準則第26號「分類呈報」、會計實務準則第28號「撥備、或然負債和或然資產」、會計實務準則第29號「無形資產」、會計實務準則第30號「業務合併」、會計實務準則第31號「資產減值」及會計實務準則第32號「綜合財務報表及於附屬公司投資之會計處理方法」導致多項項目之呈列方式有變，亦令比較財務資料已相應重列。

若干二零零零年之比較數字已經重新分類，以符合本年度之呈列方式。

35. 美國公認會計原則與香港公認會計原則之比較

本集團已根據美國公認會計原則(「美國公認會計原則」)編製另一份截至二零零一年十二月三十一日止年度之財務報表。

香港公認會計原則與美國公認會計原則之差異導致本集團之資產及負債結餘和純利之申報出現差異。香港公認會計原則與美國會計原則之間主要差異所導致之財務影響概述及解釋如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元 （附註34）
按照香港公認會計原則申報之純利	**900,269**	958,629
以股票形式作出之補償(a)	**(15,462)**	(88,264)
借貸成本資本化(b)	**2,270**	4,936
其他	**—**	(5,271)
按照美國公認會計原則申報之純利	**887,077**	870,030

	二零零一年 人民幣千元	二零零零年 人民幣千元
按照香港公認會計原則申報之資產淨值	**5,412,703**	3,831,474
借貸成本資本化(b)	**13,114**	10,844
其他	**(6,014)**	(6,013)
按照美國公認會計原則申報之資產淨值	**5,419,803**	3,836,305

35. 美國公認會計原則與香港公認會計原則之比較（續）

a. 於二零零一年六月二日，本集團若干董事及僱員獲授購股權，彼等因而有權以股份在授出日期前五個交易日在聯交所所報之平均收市價折讓80%之價格，認購本公司之合共31,800,000股普通股。

美國公認會計原則規定，根據補償性購股權計劃授予僱員之折讓須當作補償確認，並於預計受惠期間計入開支，直至股權工具之公平價值超過授出日期當日購股權之行使價為止。由於本公司所授出之購股權於授出後隨即被歸屬，與購股權有關之補償性開支人民幣15,500,000元（二零零零年：人民幣88,300,000元）已於年內計入收益表。

根據香港公認會計原則，並無特定會計準則計算購股權之補償元素。根據該計劃發行之股份將被當作正常之股份發行交易記錄。

b. 根據香港公認會計原則，合資格撥充資本之借貸成本款額包括進行借貸時所產生之實際借貸成本減有關借貸應用於合資格資產前進行短期資金投資所賺取之任何投資收入。根據美國公認會計原則，短期投資收入不予受理。因此，按照香港公認會計原則撥充資本之利息淨額會比美國公認會計原則之數額為少。

36. 財務報告的批准

財務報告（列載於第23至78頁）於二零零二年四月二十五日經董事會批准和授權發行。